ING LIFE INSURANCE AND ANNUITY COMPANY
Variable Annuity Account B

June 28, 2013, Prospectus
for the

ING express Retirement Variable Annuity

The contract described in this prospectus is a single premium deferred individual variable annuity contract (the “contract”) issued by
ING Life Insurance and Annuity Company (the “Company,” “we,” “us” or “our”). It is intended to be used by retirement plan participants that want to roll over their interest in the employer sponsored retirement plan group variable annuity with a similar minimum guaranteed withdrawal benefit (the “Group Contract”) into either a traditional Individual Retirement Annuity (“IRA”) under
Section 408(b) of the Internal Revenue Code of 1986, as amended (the “Code”) a Roth IRA under Code Section 408A.

Why Reading this Prospectus is Important. This prospectus sets forth the information you ought to know before investing. You should read it carefully and keep it for future reference.

Investment Options. The contract currently offers one investment option after the Right to Examine Period. This option is a Sub-
account of Variable Annuity Account B (the “Separate Account”), which invests in the ING Retirement Moderate Portfolio. Unless required otherwise by state law, premium will be allocated to the Sub-account that invests in the ING Money Market Portfolio during the Right to Examine Period. See Page 9

Right to Examine Period. You may return the contract within 15 days of its receipt (or longer as required by state law). If so returned, unless otherwise required by law in the state in which the contract was issued, we will promptly pay you the Accumulation
Value plus any charges that we may have deducted. Where applicable, this amount may be more or less than the Premium paid, depending on the investment results of the Sub-account. See page 29.

How to Reach Us. To reach our Customer Service Center –

  Call: 1-888-854-5950
  Write: P.O. Box 10450, Des Moines, Iowa 50306-0450

· Visit: www.ingfinancialsolutions.com.

Getting Additional Information. You may obtain the June28, 2013, Statement of Additional Information (“SAI”) for the
contract without charge by contacting our Customer Service Center at the telephone number and address shown above. The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 41. You may also obtain a prospectus or SAI for any of the Funds without charge in the same way. This prospectus, the SAI and other information about the Separate Account may be obtained without charge by accessing the Securities and Exchange Commission (“SEC”) website, www.sec.gov. The SEC maintains a web site (www.sec.gov) that contains the SAI, material incorporated by reference, and other information about us, which we file electronically. The reference number assigned to the contract is 333-167182. If you received a summary prospectus for an underlying Fund available through the contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund’s summary prospectus.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; NOR INSURED BY ANY FEDERAL
GOVERNMENT AGENCY. MAY LOSE VALUE.

We may pay compensation to broker/dealers whose registered representatives sell the contract. See page 30.

1

2

Glossary
This glossary defines some of the important terms used throughout this prospectus that have special meaning. The page references are to sections of the prospectus where more information can be found.

Accumulation Value – The sum of the value of your	General Account – An account that holds the assets that
investment in each available Sub-account. See page 9.	support our general insurance, annuity and corporate
Annuitant – The individual upon whose life the Minimum	obligations. All guarantees and benefits provided under
Guaranteed Withdrawal Benefits, Death Benefit and	the contract that are not related to the Separate Account
Annuity Payments are based. See page 12.	are subject to the claims of our creditors and the claims
Annuity Commencement Date – The date on which Annuity	paying ability of the Company and our General Account.
Payments commence. See page 26.	Joint and Survivor MGWB – The Minimum Guaranteed
Annuity Payments – Periodic Annuity Plan payments made	Withdrawal Benefit payable for the life of the Annuitant
by us to you or, subject to our consent, to a payee	and the life of the Annuitant’s spouse (as defined under
designated by you. See page 26.	federal law).
Annuity Plan – An option elected by you, or the contractually	Lifetime Automatic Periodic Benefit Status – A period
designated default option if none is elected, that	during which we will pay you MGWB Periodic
determines the frequency, duration and amount of	Payments. See page 20.
Annuity Payments. See page 26.	Lifetime Withdrawal Eligibility Age – Age 62. The age of
Beneficiary – The individual or entity you select to receive	the Annuitant on or after which you may begin the
the Death Benefit. See page 12.	Lifetime Withdrawal Phase. See page 17.
Business Day –Any day that the New York Stock Exchange	Lifetime Withdrawal Phase – The period under the
(“NYSE”) is open for trading, exclusive of federal	Minimum Guaranteed Withdrawal Benefit during which
holidays, or any day the SEC requires that mutual funds	the Maximum Annual Withdrawal is calculated and
be valued.	available for Withdrawal (see pages 15 and 17). The
Cash Surrender Value – The amount you receive upon	Lifetime Withdrawal Phase begins on the date of the first
Surrender of the contract, which equals the Accumulation	Withdrawal on or after the date the Annuitant reaches age
Value minus any applicable charges. See page 21.	62, the Lifetime Withdrawal Eligibility Age. See page
Contract Anniversary – The same day and month each year	17.
as the Contract Date. If the Contract Date is February	Maximum Annual Withdrawal or “MAW” – Based on the
29th , in non-leap years, the Contract Anniversary shall be	Annuitant’s age, the maximum amount available for
March 1st .	Withdrawal from the contract under the Minimum
Contract Date – The date on which the contract is issued.	Guaranteed Withdrawal Benefit in any Contract Year
Contract Year – The period beginning on a Contract	without reducing the MGWB Base in future Contract
Anniversary (or, in the first Contract Year only, beginning	Years. See page 18.
on the Contract Date) and ending on the day preceding the	MGWB Base – The factor that is used to calculate the MAW
next Contract Anniversary.	and the charge for the Minimum Guaranteed Withdrawal
Death Benefit – The amount payable to the Beneficiary upon	Benefit. The MGWB Base on the Contract Date will
death of the Annuitant (1) prior to the Annuity	equal the Annuitant’s MGWB Base under the Group
Commencement Date (see page 26) and before the	Contract that is rolled over into the contract. The MGWB
contract enters Lifetime Automatic Periodic Benefit	Base has no cash value. See page 15.
Status (see page 20), or (2) while the Table 2 Annuity	MGWB Charge – The charge deducted from the
Plan is in effect (see page 26) and before the contract	Accumulation Value for the MGWB. See page 11.
enters Lifetime Automatic Periodic Benefit Status (see	MGWB Periodic Payments – The payments that occur after
page 20).	the contract enters the Lifetime Automatic Periodic
Excess Transfer – If more than one Sub-account is available	Benefit Status. See page 15.
for investment at any one time, any transfer between	Minimum Guaranteed Withdrawal Benefit or MGWB –
available Sub-accounts after 12 transfers have occurred	The benefit available after the Annuitant reaches the
within any Contract Year.	Lifetime Withdrawal Eligibility Age that guarantees that
Excess Transfer Charge – The charge we may access on	the Annuitant (and the Annuitant’s spouse if a joint and
each Excess Transfer. See page 11.	Survivor MGWB has been elected) will have a pre-
Excess Withdrawal – Any Withdrawal taken before	determined amount, the MAW, available for Withdrawals
commencement of the Lifetime Withdrawal Phase or any	from the contract each Contract Year, even if the
Withdrawal in a Contract Year on or after the Lifetime	Accumulation Value is reduced to zero (other than by
Withdrawal Phase has begun that exceeds the then current	Excess Withdrawal or Surrender). See page 15.
Maximum Annual Withdrawal (MAW) (see page 17).
See page 15.
Fund – The mutual fund in which a Sub-account invests. See
page 9.

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Net Return Factor – The value that reflects: (1) the	Ratchet Date – The applicable date on which the Ratchet is to
investment experience of a Fund in which a Sub-account	occur. See page 17.
invests; and (2) the charges assessed against that Sub-	Right to Examine Period – The period of time during which
account during a Valuation Period. See page 15.	you have the right to return the contract for any reason, or
Notice to Us – Notice made in a form that: (1) is approved by	no reason at all, and receive the amount described in the
or is acceptable to, us; (2) has the information and any	Right to Examine and Return the Contract section of this
documentation we determine in our discretion to be	prospectus. See page 29. Exercise of the Right to
necessary to take the action requested or exercise the right	Examine will result in termination of the contract,
specified; and (3) is received by us at our Customer	including the MGWB.
Service Center at the address specified on page 1. Under	Separate Account – Variable Annuity Account B. The
certain circumstances, we may permit you to provide	Separate Account is a segregated asset account that
Notice to Us by telephone or electronically.	supports variable annuity contracts. The Separate
Notice to You – Written notification mailed to your last	Account is registered as a unit investment trust under the
known address. A different means of notification may	Investment Company Act of 1940 and it also meets the
also be used if you and we mutually agree. When action	definition of “separate account” under the federal
is required by you, the time frame and manner for	securities laws.
response will be specified in the notice.	Specially Designated Sub-account – A Sub-account that is
Owner – The individual (or entity) that is entitled to exercise	used as a “holding” account or for administrative
the rights incident to ownership. The terms “you” or	purposes. The Specially Designated Sub-account is
“your,” when used in this prospectus, refer to the Owner.	designated by us and is currently the ING Money Market
See page 12.	Portfolio.
Premium – The single payment made by you to us to put the	Sub-account – A division of the Separate Account that invests
contract into effect. See page 13.	in a Fund.
Proof of Death – The documentation we deem necessary to	Surrender – A transaction in which the entire Cash Surrender
establish death, including, but not limited to: (1) a	Value is taken from the contract. See page 21.
certified copy of a death certificate; (2) a certified copy of	Valuation Period – The time from the close of regular trading
a statement of death from the attending physician; (3) a	on the NYSE on one Business Day to the close of regular
finding of a court of competent jurisdiction as to the cause	trading on the next succeeding Business Day.
of death; or (4) any other proof we deem in our discretion	Withdrawal – A transaction in which only a portion of the
to be satisfactory to us. See page 24.	Cash Surrender Value is taken from the contract. Annuity
Ratchet – An increase to the MGWB Base equal to the	Payments under the Table 2 Annuity Plan (see page 26)
amount by which the Accumulation Value on the	are treated as Withdrawals, as are required minimum
applicable Ratchet Date is greater than the MGWB Base	distributions made in accordance with the requirements of
on such Ratchet Date. See page 17.	Section 408(b)(3) or 408(a)(6) of the Code and the
Treasury regulations thereunder. See pages 22 and 26.

4

Synopsis – The Contract
This synopsis reviews some important things that you should know about the contract. We urge you to read the entire prospectus for complete details. This Synopsis is designed only as a guide. Certain features and benefits may vary depending on the state in which your contract is issued.

The contract is a single premium deferred individual variable	during the Right to Examine Period and then automatically
annuity with a Minimum Guaranteed Withdrawal Benefit,	reallocated to the ING Retirement Moderate Portfolio.
The annuity contract will be used as a rollover vehicle for	Different investment options may be available in the future.
interests in an employer sponsored retirement plan group	See page 9.
variable annuity contract, also issued by the Company and
which also offers a similar minimum guaranteed withdrawal	Because earnings under the annuity contract are tax-deferred,
benefit (hereinafter referred to as the “Group Contract”). As a	you do not pay taxes on the earnings until the money is paid to
rollover vehicle, the single premium will equal the individual	you because of a Withdrawal (including Withdrawals under
account value rolled from the retirement plan Group Contract	the MGWB), Annuity Payments or Surrender. Special rules
and the Maximum Annual Withdrawal Percentage and the	apply to taxation of amounts invested in a Roth IRA. See
MGWB Base will also be equal to the same amounts in the	page 33.
retirement plan Group Contract. The annuity contract will
be issued as either a traditional Individual Retirement	During the income phase, we begin to pay money to you.
Annuity (“IRA”) or as a Roth IRA, depending on the type	The income phase begins upon election of MAW payments
of account being rolled into the annuity contract from the	under the MGWB or when you elect to begin receiving
employer sponsored retirement plan Group Contract.	Annuity Payments.

There is no minimum Premium amount, however, the	The annuity contract includes a minimum guaranteed
minimum MGWB Base that may be rolled over into the	withdrawal benefit, or MGWB, which generally provides,
annuity contract is $5,000. No additional premiums are	subject to certain restrictions and limitations, that we will
allowed after acceptance of the single Premium.	guarantee MAW payments for the lifetime of the Annuitant in
the case of a single life MGWB or for the life of the Annuitant
You can use the annuity contract to preserve the MGWB and	and the Annuitant’s spouse in the case of a Joint and Survivor
other accrued benefits from the retirement plan Group	MGWB, even if these withdrawals deplete your Accumulation
Contract following a distributable event (e.g. retirement,	Value to zero. It is important to note that Excess Withdrawals
severance from employment, disability and death) under the	(as described more fully on page 15) will decrease the value of
Annuitant’s employer sponsored retirement plan. The contract	the MGWB and may, if applicable, result in the loss of the
is not meant to be used to meet short-term financial goals and	MGWB. This is more likely to occur if such withdrawals are
you should roll over your interest in the Group Contract only	made during periods of negative market activity. For more
if the contract’s MGWB, and other features and benefits are	information about the MGWB, and how withdrawals can
suitable for you. Do not roll over your interest in the Group	affect this benefit, see page 15. While you are receiving
Contract if you do not need the retirement income for life	MAW payments, your Accumulation Value can increase or
offered by the MGWB. When considering an investment in	decrease, based upon the performance of the underlying
the contract, you should consult with your investment	Fund(s) in which your Accumulation Value is allocated.
professional about your financial goals, investment time
horizon and risk tolerance, see page 13.	If you elect to begin receiving Annuity Payments instead of
THE ANNUITY CONTRACT	MAW payments, we use Accumulation Value of your contract
to determine the amount of income you receive. Depending
How does the contract work?	on the Annuity Plan you choose, you can receive payouts for
The contract is between you and us. You pay premium into	life or for a specific period of time. You select the date the
your contract, which premium is rolled over from your	payouts start, which we refer to as the Annuity
retirement plan’s Group Contract, and we agree to make	Commencement Date, and how often you receive them. See
payments to you, starting upon election of MAW payments	page 28 for more information about Annuity Payments and
under the MGWB or when you elect to begin receiving	Annuity Plans available to you.
Annuity Payments.
What happens if I die?
The contract has an accumulation phase and an income phase.	The annuity contract has a death benefit that pays money to
your Beneficiary if the Annuitant dies. The death benefit is
During the accumulation phase, your contract’s value, which	equal to the Accumulation Value. For more information about
we refer to as the Accumulation Value can increase or	the death benefit, see page 24.
decrease, based upon the performance of the underlying
investment option(s) to which your Accumulation Value is
allocated. Currently, unless otherwise required by state law, your Premium is allocated to the ING Money Market Portfolio

5

FEES AND EXPENSES
OTHER INFORMATION
What fees and/or charges do you deduct from my
contract?	What else do I need to know?
You will pay certain fees and charges while you own the	We may change your contract from time to time to follow
annuity contract, and these fees and charges will be deducted	federal or state laws and regulations. If we do, we will provide
from your Accumulation Value. The amount of the fees and	Notice to You of such changes in writing.
charges depend on your Accumulation Value (for the
Mortality and Expense Risk Charge), your MGWB Base (for	Compensation: We may pay the broker-dealer for selling the
the MGWB Charge) and each underlying Fund’s fees and	contract to you. Your broker-dealer also may have certain
charges. For specific information about these fees and	revenue sharing arrangements or pay its personnel more for
charges, see page 7.	selling the contract than for selling other annuity contracts.
See page 30 for more information.
TAXES
Right to Examine the Contract: You may cancel the contract
How will payouts and withdrawals from my annuity	by returning it within 15 days of receiving it (or a longer
contract be taxed?	period if required by state law). See page 29 for more
The annuity contract is tax-deferred, which means you do not	information.
pay taxes on the contract’s earnings until the money is paid to
you. When you make a withdrawal (including MGWB	State Variations: Due to state law variations, the options and
withdrawals), you pay ordinary income tax on the	benefits described in this prospectus may vary or may not be
accumulated earnings. Annuity Plan payments are taxed as	available depending on the state in which the contract is
annuity payments, which generally means that only a portion
of each payment is taxed as ordinary income. You may pay a	issued. Possible state law variations include, but are not
federal income tax penalty on earnings you withdraw before	limited to, minimum Premium and MGWB Base amounts,
age 59½. See page 33 for more information. Your annuity	investment options, issue age limitations, Right to Examine
contract may also be subject to a premium tax, which depends	rights, annuity payment options, ownership and interests in the
on your state of residency. See page 11 for more information.	contract and assignment privileges. This prospectus describes all the material features of the contract. To review a copy of
Does buying an annuity contract in a retirement plan	the contract and any endorsements, contact our customer
provide extra tax benefits?	service center.
No. Buying an annuity contract within an IRA or other tax-
deferred retirement plan doesn’t give you any extra tax
benefits, because amounts contributed to such plans are
already tax-deferred. Choose to purchase the annuity contract based on its other features and benefits as well as its risks and costs, not its tax benefits.

6

Synopsis – Fees and Expenses
The following tables describe the fees and charges that you will pay when buying, owning, and Surrendering the contract.

Maximum Transaction Charges
This item shows the maximum transactional fees and charges that you will pay if more than one Sub-account is available at any time and you transfer Accumulation Value between Sub-accounts. Premium taxes ranging from 0.0% to 3.5% may also be deducted.

Excess Transfer Charge[1]	$50

Maximum Periodic Fees and Charges
This item describes the maximum recurring fees and charges that you will pay periodically during the time that you own the contract, not including underlying Fund fees and expenses.

Maximum Annual Administrative Charge[2]	$80

Separate Account Annual Expenses

Maximum Mortality and Expense Risk Charge[3]	1.50%
(as a percentage of Accumulation Value)

Maximum MGWB Charge[4]	2.00%
(as a percentage of the MGWB Base)

Maximum Total Separate Account Annual Expenses	3.50%
(as a percentage of Accumulation Value5 )

Fund Fees and Expenses
This item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. The minimum and maximum expenses listed below are based on expenses for the Funds’ most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Fund assets,	0.49%[6]	0.67%[7]
including management fees, distribution (12b-1)
and/or service fees, and other expenses.)

1.	The charge is assessed on each transfer between Sub-accounts after 12 during a Contract Year (which we refer to as an Excess
Transfer). Because only one Sub-account is currently available after the Right to Examine Period this charge is currently not applicable.
2.	The current charge may be less than the maximum amount shown.
3.	This charge is accrued and deducted on Business Days as a percentage of and from the Accumulation Value in each Sub-account.
The current charge may be less than the maximum amount shown.
4.	This charge is for the MGWB and is calculated and accrued each Business Day but deducted quarterly from the Accumulation
Value in each Sub-account. The current charge may be less than the maximum amount shown. For more information, please see pages 11 and 15.
5.	Assuming that your Accumulation Value equals your MGWB Base at the time of purchase. Yours may not be equal and so your total percentage may be higher or lower depending on your MGWB Base.
6.	This is the amount for the ING Money Market Portfolio (Class S), which is used for administrative purposed during the Right to
Examine Period.
7.	This is the amount for the ING Retirement Moderate Portfolio (Class I), which is the only Fund currently available after the Right to Examine Period.

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Example

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction charges, administrative charges, Separate Account annual expenses and Fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum Fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If you Surrender or annuitize your Contract at the end of the applicable time period
1 year	3 years	5 years	10 years
$[]	$[]	$[]	$[]

If you do not Surrender your Contract
1 year	3 years	5 years	10 years
$[]	$[]	$[]	$[]

Condensed Financial Information

In the first amendment to this prospectus after we begin offering the contract, we will provide condensed financial information about the
Variable Annuity Account B Sub-accounts available under the contract. These tables will show the accumulation unit values of the Sub-
accounts at the beginning of the period(s) shown, at the end of the period(s) shown and the number of accumulation units outstanding at the end of the period(s) shown.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and there related notes to consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

ING Life Insurance and Annuity Company

Organization and Operation
ING Life Insurance and Annuity Company (the “Company,” “we,” “us” or “our”) issues the contract described in this prospectus and is responsible for providing each contract’s insurance and annuity benefits. All guarantees and benefits provided under the contract that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and, until May 7, 2013, we were an indirect wholly owned subsidiary of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance
Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954).
Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission (“EC”), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including the Company (collectively “ING U.S.”), which constitutes ING’s U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013, ING completed an initial public offering (“IPO”) of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and
100% by the end of 2016.

8

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation
Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority (“FINRA”), the Department of Labor and the Internal
Revenue Service (“IRS”). For example, U.S. federal income tax law imposes requirements relating to product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Code. (See page 33 for further discussion of some of these requirements.) Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self-regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company’s reputation, interrupt the Company’s operations or adversely impact profitability

Variable Annuity Account B and its Sub-accounts

Organization and Operation
We established Variable Annuity Account B (the “Separate Account”) under Connecticut Law in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The Separate Account was established as a segregated asset account to fund variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). It also meets the definition of “separate account” under the federal securities laws.

Although we hold title to the assets of the Separate Account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the
Company. All guarantees and benefits provided under the contract that are not related to the Separate Account, including payment of the
MGWB Periodic Payments, are subject to the claims of our creditors and the claims paying ability of the Company and our General
Account.

Sub-accounts
The Separate Account is divided into “Sub-accounts.” Each Sub-account invests directly in shares of a corresponding Fund. While there is only one Sub-account currently available after the Right to Examine Period, we reserve the right to add additional Sub-accounts in the future. Under certain circumstances, we may make certain changes to the Sub-accounts. For more information, see page 15.

More information about the Sub-account(s) available under the contract is contained below. You bear the entire investment risk for amounts allocated through a Sub-account to an underlying Fund, and you may lose your principal. The investment results of the underlying Funds are likely to differ significantly. There is no assurance that any Fund will achieve its investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of an underlying Fund before investing. More information is available in the prospectus for an underlying Fund. You may obtain a copy of the prospectus for an underlying Fund by contacting our customer service center. Contact information for the customer service center appears on page 1.

Please work with your investment professional to determine if the available Sub-account(s) may be suited to your financial needs, investment time horizon and risk tolerance.

During the Right to Examine Period. Unless required otherwise by state law, Premium will be automatically allocated to the Sub-
account that invests in the ING Money Market Portfolio during the Right to Examine Period. Please note that the ING Money Market
Portfolio is the Specially Designated Variable Sub-Account and may only be used for certain administrative purposes during the Right to
Examine Period, and you may not transfer Accumulation Value to the Sub-account that invests in this Fund after the Right to Examine
Period, see page 29.

9

ING Money Market Portfolio (Class S)
Investment Adviser:	ING Investments, LLC
Investment Subadviser:	ING Investment Management Co. LLC
Investment Objective:	The Portfolio seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

After the Right to Examine Period. After the Right to Examine Period, your Accumulation Value will automatically be reallocated to the ING Retirement Moderate Portfolio.

ING Retirement Moderate Portfolio (Class I)
Investment Adviser:	Directed Services LLC
Investment Subadviser:	ING Investment Management Co. LLC
Investment Objective:	The Portfolio seeks a high level of total return (consisting of capital appreciation and income).

The ING Retirement Moderate Portfolio is structured as a “fund of funds.” Funds structured as fund of funds may have higher fees and expenses than Funds that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. This Fund is an affiliated Fund, and the underlying funds in which it invests may be affiliated as well. The
Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying fund or funds.

Changes to a Sub-account and/or Variable Annuity Account B
Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the Separate Account with respect to some or all classes of contracts:

Offer additional Sub-accounts that will invest in Funds we find appropriate for contracts we issue;
Combine two or more Sub-accounts;
Close Sub-accounts. We will provide advance notice by a supplement to this prospectus if we close a Sub-account;
Substitute a new Fund for a Fund in which a Sub-account currently invests. In the case of a substitution, the new Fund may different fees and charges than the Fund it replaced. A substitution may become necessary if, in our judgment:
A Fund no longer suits the purposes of your contract;
There is a change in laws or regulations;
There is a change in the Fund’s investment objectives or restrictions;
The Fund is no longer available for investment; or
Another reason we deem a substitution is appropriate.
Stop selling the contract;
Limit or eliminate any voting rights for the Separate Account (as discussed more fully below); or
Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s) and or shareholders.

We will provide you with written notice before we make any of these changes to the Sub-accounts and/or Variable Annuity Account B that affect the contracts.

Voting Rights
We will vote the shares of an underlying Fund owned by the Separate Account according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a trust in our own right, we may decide to do so without consulting you.

We determine the number of shares that you have in a Sub-account by dividing the contract’s Accumulation Value in that Sub-account by the net asset value of one share of the underlying Fund in which a Sub-account invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that Sub-account. We will also vote shares we hold in the Separate
Account that are not attributable to contract Owners in the same proportion. The effect of proportional voting is that a small number of contract Owners may decide the outcome of a vote.

10

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the contracts. We incur costs for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts and for bearing various risks associated with the contracts.
Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of contracts.

Premium Tax
In certain states, the Premium you pay for the contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied by any state government or political subdivision thereof on your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right to recoup the amount of any premium tax from the
Accumulation Value if and when:

  The premium tax is incurred by us; or
  The Accumulation Value is applied to an Annuity Plan on the Annuity Commencement Date.

Unless you direct otherwise, a charge for any premium taxes will be deducted proportionally from the Accumulation Value. We reserve the right to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Excess Transfer Charge
Currently, only one investment option is available after the Right to Examine Period so an Excess Transfer charge cannot be incurred.
If, however, additional investment options are available in the future, there is a maximum $50 charge for each transfer exceeding 12 during a Contract Year (which we refer to as an Excess Transfer).

Annual Administrative Charge
The maximum annual administrative charge of $80 may be assessed to cover a portion of our ongoing administrative expenses. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact our Customer Service Center for information about the current annual administrative charge. The charge is deducted from the
Accumulation Value in each Sub-account (1) on each Contract Anniversary prior to the Annuity Commencement Date, (2) on the
Annuity Commencement Date, (3) on each Contract Anniversary following the Annuity Commencement Date if you elect the
Payments for Life with Surrender Right and Death Benefit Annuity Plan, and (4) at Surrender. We currently do not impose this charge and we guarantee not to impose this charge if at the time of deduction the Accumulation Value is at least $100,000 or the
Premium received was at least $100,000.

Mortality and Expense Risk Charge
The maximum annual mortality and expense risk charge is 1.50% of the Accumulation Value. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact our Customer Service
Center for information about the current annual mortality and expense risk charge. The charge is deducted from the Accumulation
Value in each Sub-Account on each Business Day. This charge compensates us for Death Benefit and age risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of the contracts.

MGWB Charge
The maximum annual MGWB Charge is 2.00 % of the MGWB Base. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact our Customer Service Center for information about the current MGWB Charge. The MGWB charge is equal to the MGWB Base on the previous Business Day multiplied by the MGWB
Charge and the sum of the daily accruals is deducted proportionally from the Accumulation Value in each Sub-account on each quarterly
Contract Anniversary. This charge compensates us for the risk that the assumptions used in designing the MGWB prove inaccurate.

The charge for the MGWB will continue to be assessed until the Accumulation Value is reduced to zero, or until the MGWB is terminated. See page 21. Deduction of the MGWB Charge will not result in termination of the contract. The MGWB charge will be prorated in the event that:

  The contract (and therefore the MGWB) is terminated by Surrender. See page 21.
  The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 26.
  The MGWB is terminated upon an impermissible ownership change. See page 13.

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Also, the MGWB will terminate upon the death of the Annuitant in the case of a single life MGWB or the lives of the Annuitant and the
Annuitant’s spouse in the case of a Joint and Survivor MGWB (subject to the surviving spouse’s option to continue the contract). See page 21. Upon Proof of Death (see page 24), any charges which are due but unpaid for any period the MGWB was active and in force prior to the date of death will be deducted, or any charges that have been deducted for any period of time after the date of death will be refunded.

Underlying Fund Expenses
As shown in the prospectuses for the underlying Funds, each underlying Fund deducts management fees from the amounts allocated to
it. In addition, each underlying Fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract Owner services provided on behalf of the Fund.
Furthermore, certain underlying Funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. Fees are deducted from the value of the underlying Fund shares on a daily basis, which in turn affects the value of each Sub-account that purchases Fund shares. For a more complete description of these fees and expenses, review each prospectus for the underlying Fund. You should evaluate the expenses associated with the underlying Fund(s) available through the contract before making a decision to invest.

The Company may receive compensation from each of the underlying Funds or their affiliates based on an annual percentage of the average net assets held in that underlying Fund by the Company. The percentage paid may vary from one Fund company to another.
For certain underlying Funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from underlying Fund assets. Any such fees deducted from underlying Fund assets are disclosed in the prospectuses for the underlying Fund.
The Company may also receive additional compensation from certain underlying Funds for administrative, recordkeeping or other services provided by the Company to the underlying Funds or their affiliates. These additional payments may also be used by the
Company to finance distribution. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a Fund through our contracts. Fund revenue is important to the Company’s profitability, and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated Funds. For more information, please see page 30.

The Annuity Contract

The contract described in this prospectus is a single premium deferred individual variable annuity contract. The contract currently provides a means for you to invest in one Sub-account and has a Minimum Guaranteed Withdrawal Benefit. The contract is non-
participating, which means that it will not pay dividends resulting from any surplus or earnings of the Company. We urge you to read the contract, which further describes the operation of the contract and has additional information about the rights and responsibilities under the contract .

Owner
The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be either the Annuitant or a custodian holding the contract for the benefit of the Annuitant. No other Owners are permitted.

Annuitant
The Annuitant is the individual upon whose life the Minimum Guaranteed Withdrawal Benefits, Death Benefit and Annuity Payments
are based. If you do not designate
the Annuitant, the Owner will be the Annuitant. The Annuitant must be a natural person, who is designated by you at the time the contract is issued. The Annuitant must be the Owner, unless the Owner is a custodian that holds the contract for the benefit of the
Annuitant. The Annuitant cannot be changed while he or she is still living.

Beneficiary
The Beneficiary is the individual or entity designated by you to receive the Death Benefit. You may designate one or more primary
Beneficiaries and contingent Beneficiaries. The Death Benefit will be paid to the primary Beneficiary. The Owner may designate a contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before the Annuitant. The Owner may also designate any Beneficiary to be an irrevocable Beneficiary. An irrevocable Beneficiary is a Beneficiary whose rights and interest under the contract cannot be changed without the consent of such irrevocable Beneficiary.

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Payment of the Death Benefit to the Beneficiary:

  We pay the Death Benefit to the primary Beneficiary;
  If all primary Beneficiaries die before the Annuitant, we pay the Death Benefit to any contingent Beneficiary, who shall take the place of, and be deemed to be, the primary Beneficiary;
  If the Annuitant dies (or the Annuitant’s spouse dies who has continued the contract after the Annuitant’s death), is the Owner and there is no surviving Beneficiary or no Beneficiary is designated, we pay the Death Benefit to the Owner’s estate;
  If the Owner is not a natural person and all Beneficiaries die or no Beneficiary has been designated before the Annuitant’s death (or the Annuitant’s spouse’s death who has continued the contract after the Annuitant’s death), the Owner will be deemed to be the primary Beneficiary;
  If a Joint and Survivor MGWB has been elected, the Annuitant’s spouse will be deemed to be the sole primary Beneficiary notwithstanding any other Beneficiary designation made; and
  In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all primary Beneficiaries, unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Annuitant if:

  The Beneficiary died at the same time as the Annuitant;
  The Beneficiary died within 24 hours after the Annuitant’s death; or
  There is insufficient evidence to determine that the Beneficiary and Annuitant died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Code.
You may restrict a Beneficiary’s right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary
You may change the ownership of the contract before the Annuity Commencement Date. Only the following ownership changes are allowed:

  Continuation of the contract by a Beneficiary who is the spouse (as defined under federal law) of the deceased Annuitant;
  From one custodian to another for the benefit of the Annuitant;
  From a custodian for the benefit of the Annuitant to the Annuitant;
  From the Annuitant to a custodian for the benefit of the Annuitant;
  Collateral assignments; and
  Pursuant to a court order.

You have the right to change the Beneficiary unless you have designated such person as an irrevocable Beneficiary at any time prior to the Annuity Commencement Date. Unless you specify otherwise, a change of Beneficiary cancels any existing Beneficiary designations in the same class (primary or contingent).

Notice to Us is required for any change to the Owner or Beneficiary. Any such change will take effect as of the date Notice to Us is signed by the Owner, subject to any payment made or action taken by us before receiving such Notice to Us. A change of Owner likely has tax consequences. See page 33.

Availability of the Contract
The contract is designed for participants in employer sponsored retirement plans who want to rollover their interest in the Group
Contract, which offers similar minimum guaranteed withdrawal benefits and other features, into an individual retirement annuity. The contract is designed for long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes, and the provision of lifetime income in retirement through the MGWB. The tax-deferred feature is more attractive to people in high federal and state income tax brackets. You should not buy the contract if:

  You are looking for a short-term investment;
  You cannot risk getting back an amount less than your initial investment; or
  Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing the contract.

13

When considering an investment in the contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing interest in the Group Contract with the contract may not be beneficial to you. Before purchasing the contract, you should determine whether your existing interest in the Group Contract will be subject to any fees or penalties upon termination of such interest. You should also compare the fees, charges, coverage provisions and limitations, if any, of your existing interest under the Group Contract to the contract.

Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn, which is known as tax-deferral. IRAs and other qualified plans already provide tax-deferral found in the contract and the contract is not necessary to provide this favorable tax treatment. The contract provides, however, other features and benefits like the MGWB and Annuity Plans, which other IRAs and qualified plans may not provide. You should not purchase the contract unless you want these other features and benefits, taking into account the costs of these other features and benefits. See page
33 for more information.

Contract Purchase Requirements
We will issue a contract so long as the Annuitant is between the ages 48 and 80 at the time of application and is rolling over his or her interest in their employer sponsored retirement plan’s Group Contract.

There is no minimum Premium requirement; however, the minimum MGWB Base must be at least $5,000. The Premium will equal the
Annuitant’s individual account value under the retirement plan Group Contract which is being rolled into the contact. The MGWB Base will equal the Annuitant’s MGWB Base in the retirement plan Group Contract which is being rolled into the contract.

Crediting of the Premium Payment
We will process your Premium within 2 Business Days of receipt and allocate it, except as noted below, according to the instructions you specify, in an amount equal to the Accumulation Value as next determined after receipt, so long as the application and all information necessary for processing is complete.

In the event that an application is incomplete for any reason, we are permitted to retain your Premium for up to 5 Business Days while attempting to complete it. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Premium promptly. Alternatively, you may direct us to hold the Premium, which we will place in a non-interest bearing account until the application is completed. Once the application is completed, we will process your Premium within 2 Business
Days and allocate it as described below.

Unless otherwise required by state law, we will allocate your Premium to the Sub-account that invests in the ING Money Market
Portfolio during the Right to Examine Period. We refer to this Sub-account as the Specially Designated Variable Sub-account –
currently. After Right to Examine Period expires, we will automatically transfer your Accumulation Value in the Specially Designated
Variable Sub-account to the Sub-account that invests in the ING Retirement Moderate Portfolio. The Accumulation Value will be allocated based on the Accumulation Value next computed for the new Sub-account.

Accumulation Value
When we allocate your Premium to the Specially Designated Variable Sub-account as described above, we will convert it to accumulation units. We will divide the amount of the Premium allocated to a particular Sub-account by the value of an accumulation unit for the Sub-account to determine the number of accumulation units of the Sub-account to be held in the Separate Account with respect to your contract. Each Sub-account of Variable Annuity Account B has its own accumulation unit value. This value may increase or decrease from day to day based on the investment performance of the applicable underlying Fund. Shares in an underlying
Fund are valued at their net asset value. The net investment results of each Sub-account vary with its investment performance.

On the Contract Date, the Accumulation Value in a Sub-account equals the Premium allocated to that Sub-account, less a charge for premium tax, if applicable. We calculate the Accumulation Value at the close of each Business Day thereafter as follows:

  Accumulation Value in each Sub-account at the close of the preceding Business Day; multiplied by
  The Sub-account’s Net Return Factor for the current Valuation Period (see below); plus or minus
  Any transfers to or from the Sub-account during the current Valuation Period; minus
  Any Withdrawals from the Sub-account during the current Valuation Period; minus
  The MGWB Charge, which is accrued daily and deducted quarterly, and applicable taxes, including any premium taxes, not previously deducted, allocated to the Sub-

14

account.

A Sub-account’s Net Return Factor is an index number that reflects certain charges under the contract and the investment performance of the Sub-account. The Net Return Factor is calculated for each Sub-account as follows:

  The net asset value of the Fund in which the Sub-account invests at the close of the current Business Day; plus
  The amount of any dividend or capital gains distribution declared for and reinvested in such Fund during the current Valuation Period; divided by
  The net asset value of the Fund at the close of the preceding Business Day; minus
  The daily charge (e.g. the Mortality and Expense Risk Charge) for each day in the current Valuation Period.

Minimum Guaranteed Withdrawal Benefit

Highlights
The MGWB guarantees an amount available for regular or systematic Withdrawals from the contract each Contract Year once the
Lifetime Withdrawal Phase begins (which is the date of your first Withdrawal on or after the Annuitant reaches age 62). We use the
MGWB Base (which is adjusted as described below) as part of the calculation of the pre-determined amount the MGWB guarantees to be available for regular or systematic Withdrawals from the contract each Contract Year (which we refer to as the Maximum Annual
Withdrawal (“MAW”) amount). The guarantee continues when the MGWB enters Lifetime Automatic Periodic Benefit Status (which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the MAW), at which time we will make periodic payments to you in an aggregate annual amount equal to the MAW until the Annuitant’s death in the case of a single life
MGWB, or the deaths of both the Annuitant and the Annuitant’s spouse in the case of a Joint and Survivor MGWB. The MGWB Base is eligible for Ratchets (which are recalculations of the MGWB Base as described below), and is subject to adjustment for any Excess
Withdrawals. The MGWB has an allowance for Withdrawals from a contract subject to the Required Minimum Distribution rules of the
Code that would otherwise be Excess Withdrawals. The MGWB allows for spousal continuation if a Joint and Survivor MGWB has been elected.

The MGWB is an obligation of our General Account and payment of the benefit is dependent upon the claims paying ability of the Company. Benefits and guarantees are subject to the certain conditions, limitations and restrictions and you should consider the risk that, depending on the market performance of your Accumulation Value and how long you live, the MGWB may not provide a benefit to you

MGWB Base
The MGWB Base is a factor that is used to calculate the MAW and the MGWB Charge. On the Contract Date, the MGWB Base is set
equal to the Annuitant’s MGWB Base under the retirement plan Group Contract rolled into the contract. The MGWB Base under the Group Contract is based on the amount of contributions to the Group Contract by or on behalf of the Annuitant, the
Annuitant’s individual account value each year under the Group Contract on the Annuitant’s birthday or the date of the Annuitant’s lifetime withdrawal phase election under the Group Contract and the amount of excess withdrawals, if any, by the Annuitant under the
Group Contract. The MGWB Base may be increased by Ratchets and may decrease due to any Withdrawals. The MGWB has no cash value. You may contact our Customer Service Center for information about your MGWB Base.

Withdrawals and Excess Withdrawals
A Withdrawal is a transaction in which only a portion of the Cash Surrender Value is taken from the contract, and a Withdrawal is either an Excess Withdrawal or it is not. Deductions for fees and charges are not Withdrawals.

A Withdrawal that is not an Excess Withdrawal has no impact on the MGWB Base. On the other hand, a Withdrawal that is an Excess
Withdrawal results in the reduction of the MGWB Base as described below.

An Excess Withdrawal is:

  Any Withdrawal taken before the commencement of the Lifetime Withdrawal Phase; and
  Any Withdrawal taken during a Contract Year on or after the Lifetime Withdrawal Phase has begun that exceeds the then current MAW amount.

15

An Excess Withdrawal will decrease the MGWB Base (and consequently the MAW) and may cause the MGWB to terminate. The
MGWB terminating by an Excess Withdrawal is more likely to occur during periods of negative market activity. On the date that any
Excess Withdrawal occurs, we will apply an immediate pro rata reduction to the MGWB Base. The proportion of any such reduction will equal:

A

{B – (C – A)}

Where:

  A is the amount of the Excess Withdrawal;
  B is the Accumulation Value immediately prior to the Withdrawal; and
  C is the total amount of the current Withdrawal.

A pro rata reduction of the MGWB Base means that the MGWB Base will be reduced in the same proportion as the Accumulation Value is reduced by the portion of the Withdrawal that is considered an Excess Withdrawal, (rather than the total amount of the Withdrawal).

The amount of the MGWB Base after an Excess Withdrawal will equal:

(1 – D) * E

Where:

  D is the proportion of the reduction of the MGWB Base (determined under the formula above); and
  E is the MGWB Base before the Excess Withdrawal

Example:
Assume a contract before the Lifetime Withdrawal Phase begins has an Accumulation Value of $90,000, an MGWB Base of
$100,000, and there is no MAW amount because the Annuitant is not yet age 62. If a Withdrawal is taken the entire amount of the Withdrawal is considered an Excess Withdrawal because it occurred before commencement of the Lifetime Withdrawal
Phase. If the withdrawal was for $3,000, the MGWB Base will be reduced by 3.33% = ($3,000/{$90,000 - ($3,000 – $3,000)}
to $96,667 = ((1 - 3.33%) * $100,000).

			Maximum
Accumulation	Withdrawal	Total	Annual	Excess	MGWB
Value		Withdrawals	Withdrawal	Withdrawal	Base
$90,000			n/a		$100,000
	$3,000	$3,000		$3,000
$87,000			n/a		$96,667

In addition to the MGWB Base, an Excess Withdrawal that occurs after the Lifetime Withdrawal Phase begins will also cause the MAW to be recalculated. The adjustment to the MGWB Base and consequently the MAW is based on the amount by which the total
Withdrawals in the Contract Year exceed the MAW.

Example:
Assume a contract after the Lifetime Withdrawal Phase begins has an Accumulation Value of $53,000, an MGWB Base of
$100,000, and a MAW amount of $5,000. Also assume that three Withdrawals are taken within the same Contract Year
($3,000, $1,500 and $1,700). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the $5,000 MAW amount. With the third Withdrawal of $1,700, however, the total Withdrawals in that Contract Year exceeds the MAW by
$1,200 ($6,200 - $5,000). Consequently, the third Withdrawal of $1,700 results in adjustments to the MGWB Base and the
MAW is based on $1,200, which is the amount by which the total Withdrawals in the Contract Year exceed the MAW. The
MGWB Base will be reduced by 2.50% = ($1,200/{$48,500 – ($1,700 - $1,200)} to $97,500 = ((1 - 2.50%) * $100,000). The
MAW is also reduced by 2.50% to $4,875 = ((1 - 2.50%) * $5,000).

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Accumulation		Total	Maximum	Excess	MGWB
	Withdrawal		Annual
Value		Withdrawals	Withdrawal	Withdrawal	Base
$53,000			$5,000		$100,000
	$3,000	$3,000		n/a
$50,000			$5,000		$100,000
	$1,500	$4,500		n/a
$48,500			$5,000		$100,000
	$1,700	$6,200		$1,200
$46,800			$4,875		$97,500

IMPORTANT NOTE: An Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, the Contract Date is more than 24 months in the past (36 months for contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500 ($5,000 for contracts issued in New York).

Ratchets
The MGWB Base is recalculated on each Ratchet Date, meaning each Contract Anniversary before the Lifetime Automatic Benefit
Status begins and the day the Lifetime Withdrawal Phase begins, to equal the greater of the current value of:

  The MGWB Base; and
  The Accumulation Value

We call each such recalculation a Ratchet. If the Accumulation Value on the applicable Ratchet Date is equal to or less than the MGWB
Base on such Ratchet Date, the amount of the MGWB Base remains unchanged. If the Accumulation Value on the applicable Ratchet
Date is equal to or greater than the MGWB Base on such Ratchet Date, the amount of the MGWB Base is increased to equal the
Accumulation Value.

If a Ratchet is scheduled to occur on a non-Business Day, the determination of whether a Ratchet will occur will take place on the next
Business Day, calculated using the Accumulation Value as of the end of that Business Day, prior to the processing of any transactions.

Lifetime Withdrawal Phase
The Lifetime Withdrawal Phase is the period during which the MAW is available for Withdrawal in any Contract Year without reducing the MGWB Base in future Contract Years. The Lifetime Withdrawal Phase begins on the date of your first Withdrawal when the Annuitant is age 62 (which we refer to as the Lifetime Withdrawal Eligibility Age). On the date the Lifetime Withdrawal
Phase begins, a Ratchet occurs and the MGWB Base is recalculated to equal the greater of the current value of:

  The MGWB Base; and
  The Accumulation Value on the previous Business Day.

Once begun, the Lifetime Withdrawal Phase will continue until the earliest of:

  The date the contract is Surrendered or otherwise terminated;
  The date of the Annuitant’s death in the case of single life MGWB, or the later of the date of the Annuitant’s death and the Annuitant’s spouse’s death in the case of a Joint and Survivor MGWB (see page 21 for details about spousal continuation);
  The Annuity Commencement Date, unless you elect the Payments under the Table 2 Annuity Plan for a Roth IRA contract (see page 26);
  The date the Accumulation Value is reduced to zero by an Excess Withdrawal; and
  The date the Lifetime Automatic Periodic Benefit Status begins.

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Maximum Annual Withdrawal (“MAW”)
The MAW is the maximum amount available for regular or systematic Withdrawals from the contract under the MGWB in any Contract
Year without reducing the MGWB Base. The amount of the MAW is first calculated on the date the Lifetime Withdrawal Phase begins.
The MAW equals the MGWB Base multiplied by the MAW percentage. The MAW percentage is equal to the Annuitant’s MAW percentage under the retirement plan Group Contract rolled into the contract. Under the Group Contract, the MAW percentage is equal to the dollar weighted average of the withdrawal rates associated with contributions to the Group Contract by the Annuitant. The MAW
percentage will not change for the life of the contract even though the MGWB Base may change.

The MAW is recalculated whenever the MGWB Base is recalculated, and the amount of the MAW will increase if the MGWB Base is increased through Ratchets. The amount of the MAW will decrease if the MGWB Base is decreased because of Excess Withdrawals.
The amount of the MAW will not be reduced by any negative market performance attributable to the Sub-account(s) in which your
Accumulation Value is allocated.

The MAW amount will be paid in monthly installments unless some other frequency of payment is requested and agreed to by us, and the frequency of MAW installments within a Contract Year may be changed subject to our approval. If a MAW installment is less than
$100, we reserve the right to adjust the frequency so that the installment will be at least $100.

Adjustment to the MAW When Payments Begin before or after Age 65. The MAW is subject to downward or upward adjustment when the Lifetime Withdrawal Phase is elected at an age that is earlier or later than age 65, the assumed lifetime withdrawal commencement age. The adjustment factors for early and for deferred Lifetime Withdrawal commencements are as follows:

Early Lifetime Withdrawal Commencement:	The MAW is reduced to:
	•	95% when starting at age 64
	•	90% when starting at age 63
	•	85% when starting at age 62

Deferred Lifetime Withdrawal Commencement:	The MAW is increased to:
	•	102% when starting at age 66
	•	104% when starting at age 67
	•	106% when starting at age 68
	•	108% when starting at age 69
	•	110% when starting at age 70 or older

Adjustment to the MAW for Joint and Survivor MGWB. In the case of a Joint and Survivor MGWB, the MAW is subject to further downward adjustment by the Joint and Survivor Equivalency Factors shown in Appendix 1 to this Prospectus. The ages of the Annuitant and the Annuitant’s spouse at the time the contract enters the Lifetime Withdrawal Phase will be used when making this adjustment. If the Annuitant or the Annuitant’s spouse is not alive when the contract enters the Lifetime Withdrawal Phase, we will use the age that the Annuitant or Annuitant’s spouse, as applicable, would have been had he or she still been living when making this adjustment. If the
Annuitant dies before he or she attains the Lifetime Withdrawal Eligibility Age, the Lifetime Withdrawal Eligibility Age and any
adjustment to the MAW because of Early or Deferred Lifetime Withdrawal Eligibility for the Annuitant’s spouse will continue to be based on the age of the Annuitant (had he or she remained alive) and not the age of the surviving spouse.

See Appendix I for an example of how the Joint and Survivor Equivalency Factors are used to adjust the MAW. This example illustrates that when making adjustments to the MAW, an adjustment because of any Early or Deferred Lifetime Withdrawal Commencement is
made first, and then adjustment for an election of the Joint and Survivor MGWB, if applicable, is made.

Adjustment to the MAW During the First Contract Year. If the Annuitant was receiving MAW payments under the retirement plan
Group Contract at the time that the Annuitant rolled their interest in that Group Contract into the contract, then the first Contract Year
MAW payments under the contract will be adjusted to take into account the MAW payments received under the retirement plan Group
Contract during the withdrawal year in which the rollover occurred. The amount of the first Contract Year MAW payments under the contract in this circumstance will equal the sum of MAW payments remaining for the withdrawal year under the retirement plan Group
Contract at the time of the rollover, plus the pro-rata portion of the full MAW amount for the first Contract Year under the contract. The pro-rata portion will be based on the period of time from the Annuitant’s birthday in the first Contract Year to the first Contract
Anniversary.

18

Example:
Assume the Annuitant was receiving monthly $1,000 MAW payments under the retirement plan Group Contract ($12,000 per year). Also assume that the withdrawal year under the Group Contract (which is from birthday to birthday) is from June 1 to
May 31. If the rollover occurs on October 15, the Annuitant would have received $5,000 in MAW payments under the Group
Contract (five monthly $1,000 payments from June to October) with $7,000 remaining ($12,000 - $5,000). In these circumstances the first Contract Year MAW under the contract following the rollover is equal to the sum of (a) and (b), where:
(a) $7,000 (the remaining MAW amount under the Group Contract); and
(b) $4,471.23 (the full first Contract Year MAW amount under the contract ($12,000), prorated for the period between the

Annuitant’s next birthday (June 1st) and the first Contract Anniversary (October 15th) (136 (the number of days from
June 1st to October 15th)/365 * $12,000 = $4,471.23)

Consequently, the total MAW for the first Contract Year under the contract is $11,471.23 ($7,000 + $4,471.23), which is less than the full MAW amount. Assuming no Excess Withdrawals, the full MAW amount of $12,000 will be available beginning in the second Contract Year.

Required Minimum Distributions
Except as noted below for a Joint and Survivor MGWB, for purposes of the MGWB we do not deem Withdrawals that exceed the
Maximum Annual Withdrawal to be Excess Withdrawals, if such Withdrawals relate to a contract subject to the Required Minimum
Distribution rules of the Code. You will be entitled to receive the amount by which the Required Minimum Distribution applicable to the contract for a calendar year exceeds the Maximum Annual Withdrawal without causing a pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal. We refer to this amount as the Additional Withdrawal Amount.

Example:
If your Required Minimum Distribution for the current calendar year is $6,000, and the Maximum Annual Withdrawal is
$5,000, then you will be entitled to receive an Additional Withdrawal Amount of $1,000 ($6,000 - $5,000).

The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January to equal the portion of the
Required Minimum Distribution for that calendar year that exceeds the MAW on the determination date.

If you are entitled to an Additional Withdrawal Amount, once you have taken the Maximum Annual Withdrawal for the then current
Contract Year, the amount of any additional Withdrawals will reduce the Additional Withdrawal Amount for the current calendar year and, and if such additional Withdrawals do not exceed the Additional Withdrawal Amount, they will not constitute Excess Withdrawals.

Example:
If the Required Minimum Distribution for the current calendar year is $6,000, and the Maximum Annual Withdrawal is $5,000, the Additional Withdrawal Amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. Although the next Withdrawal of $1,500 exceeds the Maximum
Annual Withdrawal by $1,000, this amount is equal to the Additional Withdrawal Amount. Because the Additional Withdrawal
Amount is not deemed to be an Excess Withdrawal, there would be no pro rata adjustment to the MGWB Base and Maximum
Annual Withdrawal.

Any unused amount of the Additional Withdrawal Amount from one calendar year may be carried over to the next calendar year and is available through the end of that latter year, at which time any amount remaining will expire. Once you have taken the MAW for the current Contract Year, the dollar amount of any additional Withdrawals will first count against and reduce any unused Additional
Withdrawal Amount from the previous calendar year, followed by any Additional Withdrawal Amount for the current calendar year.

Example:
Assume the most recent Contract Anniversary was July 1, 2012 and the Maximum Annual Withdrawal is $5,000. Also assume the Required Minimum Distributions for 2013 and 2014 are $6,000 and $5,000, respectively. Between July 1, 2012 and
December 2012, a Withdrawal is taken that exhausts the Maximum Annual Withdrawal. On January 1, 2013, the Additional
Withdrawal Amount for the current calendar year equals $1,000 ($6,000 - $5,000). (Note: Although the MAW has been exhausted, it is still used to calculate the Additional Withdrawal Amount.) No additional Withdrawals occur in 2013. On
January 1, 2014, the Additional Withdrawal Amount for the current calendar year equals zero ($5,000 - $5,000). However, the
Additional Withdrawal Amount calculated for 2013 would still available for Withdrawal until December 31, 2014.

Withdrawals that exceed the amount of the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts will be deemed to be Excess Withdrawals that will cause a pro rata reduction of the MGWB Base, and therefore, a recalculation of the amount of the Maximum Annual Withdrawal.

19

Example:
Under a contract with an Accumulation Value of $53,000, assume the MGWB Base is $100,000, the Maximum Annual
Withdrawal is $5,000 and the Required Minimum Distribution for the current calendar year is $6,000. The Additional
Withdrawal amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $3,500 exceeds the sum of the Maximum Annual
Withdrawal and the Additional Withdrawal Amount. Although the current Withdrawal is $3,500, the adjustment to the MGWB
Base and the Maximum Annual Withdrawal is based on $2,000, which is the amount by which the total Withdrawals in the
Contract Year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. The MGWB
Base will be reduced by 4.26% = ($2,000/ {$48,500 – ($3,500 - $2,000)} to $95,745 = ((1 - 4.26%) * $100,000)*. The
Maximum Annual Withdrawal is also reduced by 4.26% to $4,787 = ((1 - 4.26%) * $5,000).[1]

Accumulation	Total	Maximum	Excess	MGWB
Withdrawal		Annual
Value	Withdrawals	Withdrawal	Withdrawal	Base
$53,000		$5,000		$100,000
$3,000	$3,000		n/a
$50,000		$5,000		$100,000
$1,500	$4,500		n/a
$48,500		$5,000		$100,000
$3,500	$8,000		$2,000
$45,000		$4,787		$95.745

[1] Figures have been rounded for purposes of this example.

The Additional Withdrawal Amount is not subject to any adjustment in the event that the Maximum Annual Withdrawal is recalculated during a Contract Year because of an Excess Withdrawal. There is also no adjustment to the Additional Withdrawal Amount during a
Contract Year when a surviving spouse continues the MGWB.

Joint and Survivor MGWB. An Additional Withdrawal Amount is not available in the case of a Joint and Survivor MGWB where the
Annuitant has pre-deceased his/her spouse before reaching age 62, the Lifetime Withdrawal Eligibility Age, and the surviving spouse as the sole Designated Beneficiary must take Required Minimum Distributions based upon his/her age. Consequently, Withdrawals taken from the contract for the deceased Annuitant’s surviving spouse to satisfy the Required Minimum Distribution rules that exceed the
MAW for a specific Contract Year will be deemed Excess Withdrawals in that Contract Year and no Additional Withdrawal Amount is available. Once the Annuitant would have reached age 62, the Lifetime Withdrawal Eligibility Age (if he or she were still living), withdrawals taken from the contract for the surviving spouse to satisfy the Required Minimum Distribution rules that exceed the MAW available under the contract for a specific Contract Year will be Additional Withdrawal Amounts and not be deemed Excess
Withdrawals in that Contract Year, subject to the provisions described above.

Lifetime Automatic Periodic Benefit Status
Lifetime Automatic Periodic Benefit Status only begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal and not by an Excess Withdrawal (or Surrender of the contract). An Excess Withdrawal that causes your Accumulation Value to be reduced to zero will terminate the MGWB. Moreover, any Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal the contract has been in force for more than 24 months (36 months for contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business
Day is less than $2,500 ($5,000 for contracts issued in New York). See page 20.

During Lifetime Automatic Periodic Benefit Status, because there is no Accumulation Value you are not entitled to make Withdrawals;
instead, we will make periodic payments to you, which over the course of a Contract Year, will, in the aggregate, equal the MAW. We refer to these payments as MGWB Periodic Payments. MGWB Periodic Payments will begin on the first Contract Anniversary after the date the MGWB enters Lifetime Periodic Benefit Status and will continue to be paid annually for each Contract Year thereafter until the
Annuitant dies (in the case of a single life MGWB) or until the later of the Annuitant’s or the Annuitant’s spouse’s death (in the case of a
Joint and Survivor MGWB). When Lifetime Automatic Periodic Benefit Status begins, if your Withdrawals are less than the Maximum
Annual Withdrawal for that Contract Year, we will pay you the difference. MGWB Periodic Payments will be paid in annual installments unless some other frequency of payment is requested and agreed to by us, and the frequency of MGWB Periodic Payment installments within a Contract Year may be changed subject to our approval. If a MGWB Periodic Payment installment is less than
$100, we reserve the right to adjust the frequency so that the installment will be at least $100.

20

During Lifetime Automatic Periodic Benefit Status:

  The dollar amount of the MGWB Periodic Payments will be the same for the remaining life of the Annuitant (in the case of a single life MGWB) or the remaining lives of the Annuitant and the Annuitant’s spouse’s (in the case of a Joint and Survivor MGWB); and
  The contract will provide no further benefits other than as provided in connection with the Minimum Guaranteed Withdrawal Benefit.

The Owner or, if applicable, the Owner’s estate is obligated to return any MGWB Periodic Payments made after the Annuitant’s and the
Annuitant’s spouse’s, as applicable, death but before we receive Notice to Us of the death(s).

If you have previously elected to receive systematic Withdrawals that entitle you to receive either a fixed dollar amount or an amount based upon a percentage of the Accumulation Value from your contract, which amount is paid to you on a monthly, quarterly or annual basis, the MGWB Periodic Payments once Lifetime Automatic Periodic Benefit Status begins will be made at the same frequency and on the same dates as previously set up, provided the payments were being made monthly or quarterly. If the payments were being made annually, then the MGWB Periodic Payments will be made on the next business day following each Contract Anniversary. The amount of the MGWB Periodic Payments in each Contract Year will equal the amount of the Maximum Annual Withdrawal.

In the event that the Accumulation Value is reduced to zero before the Lifetime Withdrawal Phase begins, MGWB Periodic Payments will be deferred until the Contract Anniversary on or after the Annuitant reaches age 62.

Death of the Annuitant and Spousal Continuation of the MGWB

The contract permits a sole primary Beneficiary who is the spouse of the deceased Annuitant to elect to receive payment of the death benefit or continue the contract. The surviving spouse as Beneficiary (or deemed Beneficiary) has the option, but is not required to continue the contract. Except as described below, the spouse’s right to continue the contract is limited by our use of the definition of
“spouse” under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife.

When the Annuitant dies, the treatment of the MGWB upon spousal continuation depends on whether a single life MGWB or a Joint and
Survivor MGWB was elected when the Annuitant’s interest in their retirement plan Group Contract was rolled into the contract. The
MGWB terminates upon the death of the Annuitant, unless a Joint and Survivor MGWB was elected when the Annuitant’s interest in their retirement plan Group Contract was rolled into the contract and the Annuitant’s spouse, as the sole primary Beneficiary, chooses to continue the contract. See Death Benefit – Spousal Beneficiary Contract Continuation on
page 24 for more information.

Other Events that Terminate the MGWB
In addition to the MGWB terminating upon the Annuitant’s death, subject to the surviving spouse’s option to continue the contract as described above, the MGWB terminates in the event that:

  The contract is terminated by Surrender (See page 21); and
  The Accumulation Value is applied to an Annuity Plan described in Table 1 (See page 26).

If the MGWB is terminated, the charge for the MGWB will be prorated. Prorated charges will be deducted at the time the MGWB is terminated. See page 11.

Surrender and Withdrawals

At any time prior to the Annuity Commencement Date, you may Surrender the contract for its Cash Surrender Value or withdraw a portion of the Accumulation Value. After the Annuity Commencement Date you may Surrender the contract under the Table 2 Annuity
Plan or for a traditional IRA contract take a Withdrawal under the Table 2 Annuity Plan (see page 26). A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a U.S. federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible. See page 33 for a general discussion of the U.S. federal income tax treatment of the contract, which discussion is not intended to be tax advice. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the contract, or any transaction involving the contract.

21

Cash Surrender Value
You may take the Cash Surrender Value from the contract. We do not guarantee a minimum Cash Surrender Value. The Cash
Surrender Value will fluctuate daily based on the investment results of the Sub-account(s) to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value equals the Accumulation Value minus any non-daily charges that have been incurred but not deducted (for example, the pro rata portion of any MGWB Charges). The Cash
Surrender Value may be more or less than the Premium payment you made.

To Surrender the contract, you must provide Notice to Us. If we receive your Notice to Us before the close of business on any Business
Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the
Cash Surrender Value as of the close of the next Business Day. We may require that the contract be returned to us before we pay you the Cash Surrender Value. If you have lost the contract, we may require that you complete and return to our Customer Service Center a lost contract form.

We will pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash
Surrender Value in a single lump sum payment. See page 26. Upon payment of the Cash Surrender Value, the contract will terminate and cease to have any further value.

Withdrawals
You may take a portion of the Accumulation Value from the contract (which we refer to as a Withdrawal). To take a Withdrawal, you must provide Notice to Us that specifies the Sub-account(s) from which to take the Withdrawal. Otherwise, we will take the Withdrawal on a pro rata basis from all of the Sub-accounts in which you are invested. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value of each Sub-account at the close of business on such
Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. The
Accumulation Value may be more or less than the Premium payment you made.

We currently offer the following Withdrawal options:

  Regular Withdrawals; and
  Systematic Withdrawals.

Regular Withdrawals After your right to return the contract has expired (see page 29), you may take one or more regular Withdrawals. Each such regular Withdrawal must be a minimum of the lesser of:

  $1,000; and
  The amount of the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount), less any Withdrawals already taken during the current Contract Year.

You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will constitute an Excess Withdrawal (see page 15) and be deemed to be a full Surrender if:

  The contract has been in force for more than 24 months (36 months in the State of New York); and
  The remaining Cash Surrender Value as of the close of the Business Day on which such Surrender is made is less than $2,500 ($5,000 in the State of New York).

Systematic Withdrawals
You may choose to receive automatic systematic Withdrawal payments from the Accumulation Value, provided you are not making IRA withdrawals (see “Withdrawals from Individual Retirement Annuities” below). You may take systematic Withdrawals monthly, quarterly or annually. There is no additional charge for electing the systematic Withdrawal option. Only one systematic Withdrawal option may be elected at a time. You may begin a systematic Withdrawal in a Contract Year in which a regular Withdrawal has been made.

If you are eligible for systematic Withdrawals, you must provide Notice to Us of the date on which you would like such systematic
Withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of the calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Withdrawals will begin on the first
Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Withdrawals will be made at the frequency you have selected, which may be either monthly, quarterly or annually. If the day on which a systematic
Withdrawal is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

22

You may express the amount of your systematic Withdrawal as either:

  A fixed dollar amount; or
  An amount that is a percentage of the Accumulation Value.

The amount of each systematic Withdrawal must be a minimum of $100. If your systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will contact you and seek alternative instructions. Unless you direct otherwise, we will automatically terminate your systematic Withdrawal election.

Systematic Withdrawals of an amount based either on a fixed dollar amount or on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Withdrawal on the date of each systematic Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	2.50%
Quarterly	7.50%
Annually	30.00%

Because the maximum amount of systematic Withdrawals available each year is capped at a percentage of Accumulation Value, the maximum amount available each year will decrease as the Withdrawal decreases the Accumulation Value. Maximum
Annual Withdrawals under the MGWB will not decrease each year unless a Withdrawal is an Excess Withdrawal.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Withdrawal once each Contract
Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the systematic
Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Withdrawal.

Withdrawals from Individual Retirement Annuities
If you have a traditional IRA contract (other than a Roth IRA contract) and will be at least age 70½ during any calendar year, you may, pursuant to your IRA contract, elect for such calendar year and successive calendar years to have distributions made to you to satisfy requirements imposed by U.S. federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send you a reminder notice before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount you are required to withdraw from your contract each year based on the information you give us and the various options under the IRA contract that you have chosen. This amount will be a minimum of
$100 per IRA Withdrawal. For information regarding the calculation and options that you have, please see the SAI, which you may request from us without charge by sending us the request form on page 41 of this prospectus. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be withdrawn from your IRA contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Withdrawals if you have already elected to make systematic Withdrawals. Additionally, since only one systematic Withdrawal option may be elected at a time, if you have elected to make such systematic Withdrawals, distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by U.S. federal income tax law; otherwise, we may alter such distributions to comply with U.S. federal income tax law. You are permitted to change the frequency of your IRA
Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawals and successive IRA Withdrawals are not affected.

23

Sub-account Transfers

Because there is only one Sub-account currently available after the Right to Examine Period, Sub-account transfers are not available. If in the future more than one Sub-account is available, you may transfer your Accumulation Value among the available Sub-accounts, and we reserve the right to assess an Excess Transfer Charge for more than 12 transfers in a Contract Year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.

Death Benefit

The contract provides for a Death Benefit equal to the Accumulation Value. The Death Benefit is calculated as of the date we receive
Proof of Death of the Annuitant. Subject to state law, the Death Benefit is payable upon our receipt of Proof of Death and all required claim forms, provided that the Accumulation Value of the contract has not been applied to an Annuity Plan (see page 26).

IMPORTANT NOTE: The Death Benefit is still payable after the Annuity Commencement Date under the Table 2 Annuity Plan (see page 26).

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:

  A certified copy of a death certificate;
  A certified copy of a statement of death from the attending physician
  A finding of a court of competent jurisdiction as to the cause of death; or
  Any other proof we deem in our sole discretion to be satisfactory to us.

We will calculate the Death Benefit on the Business Day we receive Proof of Death. Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will pay the Death Benefit within 7 days of such date. See page 29. Only one Death Benefit is payable under the contract. The Death Benefit will be paid to the named Beneficiary. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 26.

Spousal Beneficiary Contract Continuation
In the case of a single life MGWB, if the Annuitant’s death occurs before the Annuity Commencement Date, the contract is not in
Lifetime Automatic Periodic Benefit Status and the sole primary Beneficiary is the deceased Annuitant’s “spouse” (as defined by federal law), upon Notice to Us from the surviving spouse, in lieu of receiving the Death Benefit (equal to the Accumulation Value) the surviving spouse may choose to continue the contract with the surviving spouse as the new Owner, pursuant to
Section 72(s) of the Code. In this situation the following will apply:

  The surviving spouse will become the Annuitant;
  The age of the surviving spouse will be used as the Owner’s age under the continued contract;
  The MGWB will terminate and may not be continued; and
  At the subsequent death of the new Owner/Annuitant (i.e., the surviving spouse), the Death Benefit must be distributed as required for non-spousal Beneficiaries described below, after which, the continued contract will terminate.

Because the MGWB will terminate in this situation, a surviving spouse should carefully consider the value of other benefits offered through the contract (i.e., systematic withdrawals and Annuity Plan payments) when choosing whether it is appropriate in their particular circumstances to continue the contract rather than receive the Death Benefit.

24

In the case of a Joint and Survivor MGWB, if the Annuitant’s death occurs before the Annuity Commencement Date and the sole primary Beneficiary is the deceased Annuitant’s “spouse” (as defined by federal law), upon Notice to Us from the surviving spouse, in lieu of receiving the Death Benefit (equal to the Accumulation Value), the surviving spouse may choose to continue the contract with the surviving spouse as the new Owner, pursuant to Section 72(s) of the Code. In this situation the following will apply:

  The surviving spouse will become the Annuitant;
  On the day the contract is continued, the MGWB Base will be set equal to the MGWB Base existing at the time of the deceased Annuitant’s death, reduced pro rata for any Withdrawals taken since the deceased Annuitant’s death;
  Any Withdrawals taken in the Contract Year in which the contract is continued will be included in determining whether any Excess Withdrawals have been taken in that Contract Year as well as used in calculating any pro rata reductions of the MGWB Base;
  On the day the contract is continued, the MAW Percentage will be set equal to the MAW Percentage existing at the time of the deceased Annuitant’s death;
  If the Lifetime Withdrawal Phase has not yet begun, eligibility to enter the Lifetime Withdrawal Phase will be continue to be based on the deceased Annuitant’s age (as if he or she were still living); and
  If the Lifetime Withdrawal Phase has not yet begun, the applicable MAW Percentage will continue to be based on the deceased Annuitant’s age (as if he or she were still living) and the continuing spouse’s age at the time the Lifetime Withdrawal Phase begins.

If the deceased Annuitant’s spouse does not choose to continue the contract, the Minimum Guaranteed Withdrawal Benefit will terminate and the Death Benefit will be distributed as stated below for non-spousal Beneficiaries. If the deceased Annuitant’s spouse has attained age 90 on the date of the Annuitant’s death, the deceased Annuitant’s spouse may not choose to continue the contract and the Death Benefit will be distributed as stated below for non-spousal Beneficiaries.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary
Subject to any payment restrictions imposed by the Owner, the Beneficiary may receive the Death Benefit in one lump sum or installments, provided the Death Benefit is distributed to the Beneficiary within 5 years of the Owner’s death. The Beneficiary has until
1 year after the Owner’s death to decide to apply the Death Benefit to an Annuity Plan. If the Death Benefit is applied to an Annuity
Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

  Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
  Begin no later than 1 year after the Owner’s date of death.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution to the Beneficiary.
Subject to state law conditions and requirements, the payment may generally be made into an interest bearing retained asset account, backed by our General Account, which can be accessed by the Beneficiary through a draftbook feature. This account is not insured or guaranteed by the FDIC or any other government entity. The Beneficiary may access the Death Benefit proceeds at any time without penalty. For information on required distributions under U.S. federal income tax laws, see “Required Distributions upon
Owner’s Death” below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts. You may be able to earn a better return elsewhere. At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Beneficiary may elect to receive the Death Benefit in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary’s remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner’s date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as systematic Withdrawals. See page 22. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or other tax laws affecting the contract, or any transactions involving the contract.

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Death Benefit Once Annuity Payments Have Begun
There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, except under the Table 2 Annuity Plan for a
Roth IRA (see below). In the event that the Annuitant dies before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The
Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Plans and Annuity Payments

Annuity Payments
Annuity Payments are periodic payments under an Annuity Plan made by us to you, or subject to our consent in the event the payee is not a natural person, to a payee designated by you. Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise. Any change in payee will take effect as of the date we receive Notice to Us.

Annuity Commencement Date
Annuity Payments may be elected as long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the first Contract Anniversary. We refer to the date on which Annuity Payments commence as the Annuity
Commencement Date.

The Annuity Commencement Date can be no later than the January 1st on or next following the Annuitant’s 90th birthday (which date we refer to as the “Maximum Annuity Commencement Date”), unless we agree to a later date. If you do not select a date, the Annuity
Commencement Date will be the Maximum Annuity Commencement Date.

The Annuity Plans
You may elect one of the Annuity Plans described in Table 1 or Table 2 below. In addition, you may elect another Annuity Plan we may be offering thirty days prior to the Annuity Commencement Date, the latest date by which you must provide your election. You may change Annuity Plans at any time before the Annuity Commencement Date by providing at least 30 days prior Notice to Us. The
Annuity Plan may not be changed once Annuity Payments begin.

TABLE 1:
On or Before the Maximum Annuity Commencement Date
Payments for a Period Certain
· Annuity Payments are fixed and made in equal installments for a fixed number of years. The number of years cannot be less than 10 or more than 30, unless otherwise required by applicable law.
Payments for Life with a Period Certain
· Annuity Payments are fixed and made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 or more than 30, unless otherwise required by applicable law.
Life Only Payments
· Annuity Payments are fixed and made for as long as the Annuitant is living.
Joint and Last Survivor Life Payments
· Annuity Payments are fixed and made for as long as either of two Annuitants is living.

TABLE 2:
ONLY on the Maximum Annuity Commencement Date
Payments for Life with Surrender Right and Death Benefit
·	If your contract is a Roth IRA contract, Annuity Payments will vary and are made for as long as the Annuitant is living.
·	IMPORTANT NOTE: This Annuity Plan is designated as the default Annuity Plan under your Roth IRA contract if you do not elect another Annuity Plan.
Automatic Required Minimum Distribution Option
·	If your contract is a traditional IRA contract, Annuity Payments will vary and are made for as long as the Annuitant is living.
·	IMPORTANT NOTE: This Annuity Plan is designated as the default Annuity Plan under your IRA contract if you do not elect another Annuity Plan.

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Annuity Plan Comparison Chart

	Table 1				Table 2
					Payments for	Automatic
Key:		Payments for		Joint and Last	Life with	Required
	Payments for a		Life Only
ü= permitted	Period Certain	Life with a	Payments	Survivor Life	Surrender Right	Minimum
û= not permitted		Period Certain		Payments	and Death	Distribution
					Benefit	Option

Select another Annuity Plan after	û	û	û	û	û	ü
the Annuity Commencement Date

Monthly, quarterly, annual and	ü	ü	ü	ü	ü	ü
semi-annual Annuity Payments

Change the frequency of the	û	û	û	û	û	ü
Annuity Payments

Withdrawals after the Annuity	û	û	û	û	û	ü
Commencement Date

Surrender of the contract after the	û	û	û	û	ü	ü
Annuity Commencement Date

Accumulation Value remains	û	û	û	û	ü	ü
allocated to Sub-accounts

For Table 1 Annuity Plans, Annuity Payments are fixed and we determine the amount of such Annuity Payments on the Annuity Commencement Date as follows:

Accumulation Value; minus
Any premium tax that may apply; multiplied by
The applicable payment factor, which depends on:
The Annuity Plan;
The frequency of Annuity Payments;
The age of the Annuitant (and gender, where appropriate under applicable law); and
A net investment return of 1.0% is assumed (we may pay a higher rate at our discretion).

We use the Annuity 2000 Mortality Tables. Portions of the tables relevant to each Annuity Plan are set forth in the contract for illustration purposes. You can obtain information more specific to your contract by contacting our Customer Service Center. Contact information for the Customer Service Center appears on page 1.

Under the Annuity Plan that provides for life only payments, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page
15) on the Annuity Commencement Date, we will pay the greater amount of:

  The Annuity Payments (as determined per the above calculation); and
  The Maximum Annual Withdrawal (see page 17).

For Table 2 Annuity Plans:

For Roth IRA contracts, Annuity Payments will vary and we determine the amount of such Annuity Payments, on an annual basis beginning on the December 31 that precedes the Maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

  Accumulation Value; divided by
  The life expectancy of the Annuitant, which depends on the age of the Annuitant, as determined pursuant to the Single Life Expectancy Table under Treasury Regulation Section 1.401(a)(9)-9.

For Traditional IRA contracts, Annuity Payments will vary and we determine the amount of such periodic payments, on an annual basis beginning on the December 31 that precedes the Maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

  Accumulation Value; plus
  The actuarial present value of the Minimum Guaranteed Withdrawal Benefit determined pursuant to Treasury Regulation Section 1.401(a)(9)-6, Q&A 12; divided by
  The distribution period, which depends on the age of the Annuitant determined pursuant to the Uniform Lifetime Table under Treasury Regulation Section 1.401(a)(9)-9.

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Under the Table 2 Annuity Plans, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 15) on the Annuity Commencement Date, we will pay the greater amount of:

  The Annuity Payments (as determined per the above calculation); and
  The Maximum Annual Withdrawal (see page 17), as determined beginning with the Contract Anniversary that is the Maximum Annuity Commencement Date.

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment.

We will make the Annuity Payments in monthly installments, unless you deliver Notice to Us directing us to pay at a different frequency. If any day that an Annuity Payment is thereafter scheduled to be paid is not a Business Day (e.g., a weekend, or the day does not exist in the given month), such Annuity Payment will be paid on the next Business Day. Each Annuity Payment must be at least
$20. We reserve the right to make the Annuity Payments less frequently, as necessary, to make the Annuity Payments equal to at least
$20. We may also change the $2,000 and $20 minimums for new annuity elections, if allowed by law, based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since September 1, 2012. The MGWB terminates, once you begin to receive Annuity Payments under an Annuity Plan.

The Annuity Payments received under an Annuity Plan will not be less than the payments that would be provided from the application of the Cash Surrender Value to a single premium immediate annuity under the same annuity plan offered by us on the Annuity
Commencement Date.

Upon application of the Accumulation Value to an Annuity Plan, unless you are eligible for and elect a Table 2 Annuity Plan for a Roth
IRA, the contract will terminate and will cease to have any further value other than as provided under the Annuity Plan you elected.

IMPORTANT NOTE: For contracts issued New York, Annuity Payments at the time of commencement will not be less than those that would otherwise be provided by the application of an amount to purchase any single premium immediate annuity offered by us at the time to the same class of Annuitants. If no single premium immediate annuity is offered by us at the time Annuity Payments under the contract would otherwise commence, such Annuity Payments will not be less than those that would otherwise be provided by applying reasonable current market single premium immediate annuity rates to the same amount.

Death of the Annuitant
In the event the Annuitant dies on or after the Annuity Commencement Date, but before all Annuity Payments have been made pursuant to the applicable Annuity Plan, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The
Annuity Payments will be paid at least as frequently (and at least as rapidly) as before the Annuitant’s death until the end of any guaranteed period certain. We may require satisfactory Proof of Death in regard to the Annuitant before continuing the
Annuity Payments.

Under the Table 2 Annuity Plans, so long as the MGWB is not in the Lifetime Automatic Periodic Benefit Status (see page 20), the
Beneficiary will be entitled to the Death Benefit (see page 24) according to one of the following:

  In a lump sum on or before the end of the calendar year in which the Annuitant’s death occurs; or
  Periodic payments, in the same frequency and at least as rapidly as under this Annuity Plan at the time of death, equal to, on an annual basis as determined on the December 31 immediately preceding the Contract Year in which the payments will be made, the Accumulation Value divided by the remaining life expectancy of the Annuitant at the time of death (or the life expectancy of the Beneficiary at the time of the Annuitant’s death if shorter). Life expectancy is determined pursuant to the Single Life Table under Treasury Regulation Section 1.401(a)(9)-9.

Beneficiaries should consult with a qualified tax adviser about how life expectancy is determined under the Treasury Regulation cited above and the impact of that determination will have on the amount of available periodic payments,

On each December 31 following the first periodic payment of the Death Benefit (the amount of which is determined as per the above), we will recalculate the periodic payment using the remaining Accumulation Value and the life expectancy factor used in calculating the amount of the prior periodic payment reduced by one.

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Other Important Information

Reports to Contract Owners
We will confirm purchase, transfer and Withdrawal transactions usually within 5 Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and Cash Surrender Value, as well as amounts deducted from, or added to, the Accumulation Value since the last report. This report will show your allocation of the
Accumulation Value to the Sub-account(s), as well as any other information that is required by law or regulation. We may also send you a quarterly statement showing these same values as of the end of the calendar quarter.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you.
We will send these reports to you at your last known address within 60 days after the report date.

Suspension of Payments
We reserve the right to suspend or postpone the date of any payment or determination of any value under the contract, beyond the 7 permitted days by applicable law, on any Business Day when:

  The NYSE is closed for trading; or
  An emergency exists as determined by the SEC so that the sale of securities held in Variable Annuity Account B may not reasonably occur or so that the Company may not reasonably determine the value of Variable Annuity Account B’s net assets; or

During such times, we may delay:

  Determination and payment of the Cash Surrender Value (see page 21);
  Determination and payment of the Death Benefit (see page 24);
  Allocation changes to the Accumulation Value; or
  Application of the Accumulation Value under an Annuity Plan (see page 26).

Deferred payments may include interest that is required by applicable state law.

Misstatement Made by Owner in Connection with Purchase of the Contract
We may require proof of the age and/or sex of the person upon whose life the MGWB, Death Benefit or Annuity Payments are determined. If the Owner misstates the age or sex of such person, we reserve the right to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at a rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right (where permitted) to void the contract and return the Cash Surrender Value in the event of any material misrepresentation made by the Owner in connection with the purchase of the contract.

Assignment
Traditional IRA and Roth IRA contracts may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose.

Contract Changes
We have the right to amend, make changes to or modify the contract if required by law, including any amendment, change or modification necessary to continue to qualify such contract as an annuity contract under applicable law. Any such amendment, change or modification must be in writing. An endorsement added to comply with applicable law does not require your consent but is subject to regulatory approval. Any such amendments, changes or modifications will apply uniformly to all contracts affected.

Right to Examine and Return the Contract
Subject to state law, you may return the contract for any reason or no reason at all within 15 days of receipt (or 30 days if the contract is a replacement contract as defined by applicable state law) and receive the Accumulation Value plus any charges we have deducted,

29

which amount may be more or less than the Premium paid because of the investment performance of the Sub-account into which the
Premium is allocated. During the Right to Examine Period, your Premium will be allocated to the Sub-account that invests in the ING
Money Market Portfolio, and at the end of the Right to Examine Period your Accumulation Value will automatically be reallocated to the Sub-account that invests in the ING Retirement Moderate Portfolio. For contracts issued in California, if you are age 60 or older on the date the application was signed, you may direct us to allocate your Premium to the ING Retirement Moderate Portfolio during the
Right to Examine Period rather than to the ING Money Market Portfolio.

If you decide to return the contract, you must deliver it to:

  Us at our Customer Service Center (the address is specified on page 1); or
  To your agent/registered representative.

Non-Waiver
We may, in our discretion, elect not to exercise a right, privilege or option under the contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the contract.

Special Arrangements
We may reduce or waive any contract fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Administrative Procedures
We may accept a request for customer service related to the contract in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Accumulation Value as it is next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Withdrawal request form), even if appropriate identifying information is provided.

Other Contracts
We and our affiliates offer various other products with different features and terms than those found in the contract, which may offer the same Sub-account(s). These products may have different benefits, fees and charges, and may or may not better match your needs.
Please consult your agent/registered representative if you are interested in learning more information about these other products.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the contract, as well as of contracts issued by our affiliate, ING USA Annuity and Life Insurance Company. Directed
Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of
1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for contract sales. Directed Services LLC enters into selling agreements with affiliated, including ING Financial Partners, Inc., and unaffiliated broker/dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products, which we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

Directed Services LLC pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the contract or by
Variable Annuity Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

Directed Services LLC pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of Premium payments. Selling firms may receive commissions of up to 0.50% of Premium. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of the values of contracts sold through such selling firm.
Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm’s

30

practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more fully described below), could exceed 0.50% of Premium.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms’ aggregate or anticipated sales of the contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

  Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
  Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
  Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
  Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the contract;
  Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
  Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contract.

The following is a list of the top 25 selling firms that, during 2012, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked from greatest to least:

· ING Financial Partners, Inc.-Retirement Channels	· BC Ziegler and Company
· Wells Fargo Advisors, LLC	· FSC Securities Corporation
· UBS Financial Services Inc.	· First Allied Securities Inc.
· LPL Financial Corporation	· Morgan Keegan and Company Inc.
· Morgan Stanley Smith Barney LLC.	· Commonwealth Financial Network Inc.
· Cetera Advisor Networks LLC	· Mid Atlantic Capital Corporation
· RBC Capital Markets Corporation	· CGM Inc.
· Stifel Nicolaus and Company Incorporated	· Sagepoint Financial Inc.
· Royal Alliance Associates Inc.	· US Bancorp Investments, Inc.
· Merrill Lynch, Pierce, Fenner & Smith Incorporated	· Scott and Stringfellow Inc.
· Raymond James and Associates Inc.	· Cambridge Investment Research Inc.
· Edward D Jones and Company L P DBA Edward Jones	· Ameriprise Financial Services Inc.
· Securities America Inc.

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Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation
Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or “focus firms.”

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the contract.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-
money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws.
Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers’ identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

State Regulation
We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators to assess our solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company’s ability to meet its obligations under the contract, Directed Services LLC ability to distribute contract or upon the separate account.

Litigation. Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-
regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company’s policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

32

U.S. Federal Income Tax Considerations

Introduction
The contract is designed to be treated as an annuity for U.S. federal income tax purposes. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

  Your tax position (or the tax position of the designated Beneficiary, as applicable) may influence the U.S. federal taxation of amounts held, or paid out, under the contract;
  Tax laws change. It is possible that a change in the future could retroactively affect contracts issued in the past, including your contract;
  This section addresses some, but not all, applicable U.S. federal income tax rules and does not discuss U.S. federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions; and
  No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other taxes affecting the contract or any transactions involving the contract.

Qualified Contracts
The contracts described in this prospectus may be purchased on a tax-qualified basis (“qualified contracts”). Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to Individual Retirement Annuities (“IRA”) or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section 408 or 408A of the Code, respectively.

Taxation of Qualified Contracts

General
The tax rules applicable to owners of qualified annuity contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively. The ultimate effect of U.S. federal income taxes on the amounts held under a qualified contract, or on annuity payments from a qualified contract, depends on the type of qualified contract as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified retirement plan in order to continue receiving favorable tax treatment.

Under U.S. federal income tax laws, earnings on amounts held in qualified contracts used as an IRA or Roth IRA generally are not taxed until they are withdrawn. It is not necessary, however, to purchase a qualified contract to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Code, respectively. A qualified contract, therefore, does not provide any tax benefits beyond the deferral already available to an IRA or Roth IRA under the Code. Qualified contracts do provide other features and benefits (such as guaranteed living benefits and/or Death Benefits or the option of lifetime income phase options at established rates)
that may be valuable to you. You should discuss the alternatives available to you with your financial adviser, taking into account the additional fees and expenses you may incur in purchasing a qualified contract, such as the contract.

Adverse tax consequences may result from:

  Contributions in excess of specified limits;
  Distributions before age 59½ (subject to certain exceptions);
  Distributions that do not conform to specified commencement and minimum distribution rules; and
  Certain other specified circumstances.

Some qualified contracts may be subject to additional distribution or other requirements that are not incorporated into your contract. No attempt is made to provide more than general information about the use of the contract as a qualified contract. Contract Owners,
Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the retirement plans or programs themselves, regardless of the terms and conditions of the contract. The

33

Company is not bound by the terms and conditions of such plans to the extent such terms contradict any language of the contract, unless we consent to be so bound.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should consult your legal and tax advisers regarding the suitability of the contract for your particular situation.

Tax Deferral
The following discussion assumes that a qualified contract is purchased with premium payments that are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. IRAs are subject to limits on (i) the amounts that can be contributed, (ii) the deductible amount of the contribution and (iii) the time when distributions can begin. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension
(“SEP”) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA, you may not make another tax-free rollover from the IRA within a one-year period. You should be aware that sales of the contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the contract as an IRA.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from another Roth IRA or other
IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which such conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements imposed by the IRS. The IRS has not reviewed the contract described in this prospectus for qualification as a Roth IRA and has not addressed, in a ruling of general applicability, whether the contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the contract as a Roth IRA.

Contributions
In order to be excludable from gross income for U.S. federal income tax purposes, total annual contributions to certain qualified contracts are limited by the Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the contract. A distribution is any amount taken from your contract including Withdrawals,
Annuity Payments, rollovers, exchanges and Death Benefit proceeds. We report the taxable portion of all distributions to the IRS.

Individual Retirement Annuities. All distributions from an IRA are taxed when received unless either one of the following is true:

  The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
  You made after-tax contributions to the IRA (e.g., Roth). In this latter case, the distribution will be taxed according to the rules detailed in the Code.

34

Roth IRA – Qualified Distributions. A partial or full distribution of purchase payments to a Roth IRA account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A “qualified distribution” from a Roth IRA account is defined as a distribution that meets the following requirements:

The distribution occurs after the five-year taxable period measured from the earlier of:
The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Code section 402A;
If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account;
The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled defined in the Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Code in proportion to your investment in the contract (basis) and earnings on the contract.

10% Penalty Tax. The Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA or Roth IRA unless certain exceptions, including one or more of the following, have occurred:

  You have attained age 59½;
  You have become “disabled,” as defined in the Code;
  You have died and the distribution is to the beneficiary of such IRA;
  The distribution amount is directly transferred into another eligible retirement plan or to an IRA or Roth IRA in accordance with the terms of the Code;
  The distribution is made due to an IRS levy upon your plan;
  The withdrawal amount is paid to an alternate payee under a Qualified Domestic relations Order (“QDRO”); or
  The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Code. The Code may provide other exceptions or impose other penalty taxes in other circumstances.

Lifetime Required Minimum Distributions (IRAs only).
To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

  The start date for distributions;
  The time period in which all amounts in your account(s) must be distributed; and
  Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from your contract over a period not extending beyond one of the following time periods:

  Over your life or the joint lives of you and your designated Beneficiary; or
  Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Section 401(a)(9) of the Code.
The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

35

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions upon Death (IRAs and Roth IRAs Only).
Different distribution requirements apply to qualified contacts after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Section 401(a)(9) of the Code provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under your contract, your entire balance must be distributed by
December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1,
2012, your entire balance must be distributed to the designated Beneficiary by December 31, 2017. However, if distributions begin by
December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:

  Over the life of the designated Beneficiary; or
  Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

  December 31 of the calendar year following the calendar year of your death; or
  December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of your death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the contract Owner’s surviving spouse, the spousal Beneficiary may elect to treat the contract as his or her own
IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Taxation of the MGWB and Annuity Payments.
Except as otherwise noted below, when a Withdrawal of your Accumulation Value occurs under the MGWB provision of your contract, the amount you receive will be treated as ordinary income subject to U.S. federal income tax up to an amount equal to the excess, if any, of the contract’s value immediately before the distribution over your investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, less the aggregate amount of non-taxable distributions you previously took from your contract. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear and you should consult with a qualified tax adviser about the taxation of MAW payments. In addition, MGWB Periodic Payments after your contract’s value has been reduced to zero are taxable as Annuity
Payments and subject to the exclusion ratio rules under Section 72(b) of the Code for U.S. federal income tax purposes.

Payments of the MAW under the Table 2 Annuity Plans (see page 26) are designed to be treated as Annuity Payments for withholding and tax reporting purposes. A portion of each such Annuity Payment is generally not taxed as ordinary income, and the remainder is taxed as ordinary income. The non-taxable portion of the Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of Annuity Payments. Any
Withdrawals in addition to the Annuity Payments of the Maximum Annual Withdrawal, if permitted, constitute Excess Withdrawals, causing a pro rata reduction of the MGWB Base and MAW amount. This reduction will result in a proportional reduction in the non-
taxable portion of your future MAW payments. Once your investment in the contract has been fully recovered, the full amount of each of your future MAW payments would be subject to U.S. federal income tax as ordinary income.

36

Regarding Annuity Plan payments, although the U.S. federal income tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment generally is not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment generally is determined in a manner that is designed to allow the contract owner to recover his, her or its investment in the annuity contract ratably on a tax-free basis over the expected stream of annuity payments when annuity payments begin. Once the investment in such contract has been fully recovered, the full amount of each subsequent annuity payment will be subject to tax as ordinary income.

Partial annuitization of your contract may be available. Please consult your tax adviser before electing a partial annuitization.

IRA Contracts. For IRA contracts, a portion of each such Annuity Payment is generally not taxed as ordinary income, and the remainder is taxed as ordinary income. The non-taxable portion of the Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of Annuity
Payments. Once your investment in the contract has been fully recovered, the full amount of each of your future Annuity Payments would be subject to federal income tax as ordinary income. Under the MGWB provisions of the contract, any Withdrawals in addition to the Maximum Annual Withdrawal, if permitted, constitute Excess Withdrawals, causing a pro rata reduction of the MGWB Base and
Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future
Maximum Annual Withdrawals and MGWB Periodic Payments.

Roth IRA Contracts. For Roth IRA contracts, as long as you meet the holding and age requirements, your Annuity Payments should be federal income tax-free. If the holding and age requirements are not met, the Annuity Payments would be subject to taxation as described above for IRA contracts.

Withholding
Any taxable distributions under the contract are generally subject to withholding. U.S. federal income tax withholding rates vary according to the type of distribution and the recipient’s tax position.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

Assignment and Other Transfers

IRAs and Roth IRAs. The Code does not allow a transfer or assignment of your rights under the IRA contracts or Roth IRA contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in such a contract to persons other than your spouse incident to a divorce. You should consult your tax adviser regarding the potential tax effects of such a transaction if you are contemplating such an assignment or transfer.

Possible Changes in Taxation
Although the likelihood of changes in tax legislation, regulation, rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax adviser with respect to legislative and regulatory developments and their potential effects on the contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act (“DOMA”), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any spouse.

Taxation of Company
We are taxed as a life insurance company under the Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a “regulated investment company,” but is taxed as part of the Company.

37

We automatically apply investment income and capital gains attributable to Variable Annuity Account B to increase reserves under the contracts. Because of this, under existing U.S. federal tax law, we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to
Variable Annuity Account B will be first used to reduce any income taxes imposed on such Separate Account before being used by the
Company.

In summary, we do not expect that we will incur any U.S. federal income tax liability attributable to Variable Annuity Account B and we do not intend to make any provision for such taxes. However, changes in U.S. federal tax laws and/or the interpretation thereof may result in our being taxed on income or gains attributable to Variable Annuity Account B. In this case, we may impose a charge against
Variable Annuity Account B (with respect to some or all of the contracts) to set aside provisions to pay any such taxes. We may deduct this amount from Variable Annuity Account B, including from your Accumulation Value invested in the Sub-accounts.

38

Appendix 1

Option Data Table (applicable only if Joint and Survivor MGWB has been elected). If a Joint and Survivor MGWB is elected, when the MAW is requested the MAW shall be actuarially adjusted based on the Annuitant’s and the Annuitant’s spouse’s ages on the date of the request, following the adjustment for Early Lifetime Withdrawal Commencement or Deferred Lifetime Withdrawal
Commencement, if applicable, using the following Joint and Survivor Equivalency Factors:

	Annuity 2000 Basic Mortality / 3% Interest Joint and Survivor Equivalency Factors
							Annuitant’s
Spouse’s							Age
Age	62	63	64	65	66	67	68	69	70	71	72	73	74
20	58%	57%	55%	54%	52%	51%	49%	48%	46%	44%	43%	41%	40%
21	58%	57%	55%	54%	52%	51%	49%	48%	46%	45%	43%	42%	40%
22	59%	57%	56%	54%	53%	51%	50%	48%	47%	45%	43%	42%	40%
23	59%	58%	56%	55%	53%	51%	50%	48%	47%	45%	44%	42%	41%
24	59%	58%	56%	55%	53%	52%	50%	49%	47%	45%	44%	42%	41%
25	60%	58%	57%	55%	54%	52%	51%	49%	47%	46%	44%	43%	41%
26	60%	59%	57%	56%	54%	52%	51%	49%	48%	46%	44%	43%	41%
27	61%	59%	58%	56%	54%	53%	51%	50%	48%	46%	45%	43%	42%
28	61%	59%	58%	56%	55%	53%	52%	50%	48%	47%	45%	43%	42%
29	61%	60%	58%	57%	55%	54%	52%	50%	49%	47%	45%	44%	42%
30	62%	60%	59%	57%	56%	54%	52%	51%	49%	47%	46%	44%	43%
31	62%	61%	59%	58%	56%	54%	53%	51%	49%	48%	46%	44%	43%
32	63%	61%	60%	58%	56%	55%	53%	52%	50%	48%	47%	45%	43%
33	63%	62%	60%	59%	57%	55%	54%	52%	50%	49%	47%	45%	44%
34	64%	62%	61%	59%	57%	56%	54%	52%	51%	49%	47%	46%	44%
35	64%	63%	61%	60%	58%	56%	55%	53%	51%	49%	48%	46%	44%
36	65%	63%	62%	60%	58%	57%	55%	53%	52%	50%	48%	46%	45%
37	65%	64%	62%	61%	59%	57%	56%	54%	52%	50%	49%	47%	45%
38	66%	64%	63%	61%	59%	58%	56%	54%	53%	51%	49%	47%	46%
39	67%	65%	63%	62%	60%	58%	57%	55%	53%	51%	50%	48%	46%
40	67%	66%	64%	62%	61%	59%	57%	55%	54%	52%	50%	48%	47%
41	68%	66%	65%	63%	61%	60%	58%	56%	54%	52%	51%	49%	47%
42	69%	67%	65%	64%	62%	60%	58%	57%	55%	53%	51%	49%	48%
43	69%	68%	66%	64%	63%	61%	59%	57%	55%	54%	52%	50%	48%
44	70%	68%	67%	65%	63%	62%	60%	58%	56%	54%	52%	51%	49%
45	71%	69%	67%	66%	64%	62%	60%	59%	57%	55%	53%	51%	49%
46	71%	70%	68%	66%	65%	63%	61%	59%	57%	56%	54%	52%	50%
47	72%	71%	69%	67%	65%	64%	62%	60%	58%	56%	54%	53%	51%
48	73%	71%	70%	68%	66%	64%	63%	61%	59%	57%	55%	53%	51%
49	74%	72%	71%	69%	67%	65%	63%	62%	60%	58%	56%	54%	52%
50	75%	73%	71%	70%	68%	66%	64%	62%	61%	59%	57%	55%	53%
51	75%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%	56%	54%
52	76%	75%	73%	71%	70%	68%	66%	64%	62%	60%	58%	56%	54%
53	77%	76%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%	55%
54	78%	77%	75%	73%	71%	70%	68%	66%	64%	62%	60%	58%	56%
55	79%	77%	76%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%
56	80%	78%	77%	75%	73%	72%	70%	68%	66%	64%	62%	60%	58%
57	81%	79%	78%	76%	74%	73%	71%	69%	67%	65%	63%	61%	59%
58	82%	80%	79%	77%	75%	74%	72%	70%	68%	66%	64%	62%	60%
59	83%	81%	80%	78%	76%	75%	73%	71%	69%	67%	65%	63%	61%
60	83%	82%	81%	79%	77%	76%	74%	72%	70%	68%	66%	64%	62%

39

Appendix 1 (continued) Annuity 2000 Basic Mortality / 3% Interest Joint and Survivor Equivalency Factors (continued)

							Annuitant’s
Spouse’s							Age
Age	62	63	64	65	66	67	68	69	70	71	72	73	74
61	84%	83%	82%	80%	78%	77%	75%	73%	71%	69%	67%	65%	63%
62	85%	84%	83%	81%	79%	78%	76%	74%	72%	70%	68%	66%	64%
63	86%	85%	83%	82%	80%	79%	77%	75%	74%	72%	70%	68%	66%
64	87%	86%	84%	83%	82%	80%	78%	77%	75%	73%	71%	69%	67%
65	88%	87%	85%	84%	83%	81%	79%	78%	76%	74%	72%	70%	68%
66	89%	87%	86%	85%	84%	82%	81%	79%	77%	75%	73%	71%	69%
67	89%	88%	87%	86%	85%	83%	82%	80%	78%	76%	75%	73%	71%
68	90%	89%	88%	87%	86%	84%	83%	81%	79%	78%	76%	74%	72%
69	91%	90%	89%	88%	87%	85%	84%	82%	81%	79%	77%	75%	73%
70	92%	91%	90%	89%	87%	86%	85%	83%	82%	80%	78%	77%	75%
71	92%	91%	90%	89%	88%	87%	86%	84%	83%	81%	80%	78%	76%
72	93%	92%	91%	90%	89%	88%	87%	86%	84%	83%	81%	79%	77%
73	93%	93%	92%	91%	90%	89%	88%	87%	85%	84%	82%	80%	79%
74	94%	93%	93%	92%	91%	90%	89%	88%	86%	85%	83%	82%	80%
75	95%	94%	93%	92%	92%	91%	90%	89%	87%	86%	85%	83%	81%
76	95%	95%	94%	93%	92%	91%	91%	89%	88%	87%	86%	84%	83%
77	96%	95%	94%	94%	93%	92%	91%	90%	89%	88%	87%	85%	84%
78	96%	95%	95%	94%	94%	93%	92%	91%	90%	89%	88%	87%	85%
79	96%	96%	95%	95%	94%	94%	93%	92%	91%	90%	89%	88%	86%
80	97%	96%	96%	95%	95%	94%	93%	93%	92%	91%	90%	89%	87%
81	97%	97%	96%	96%	95%	95%	94%	93%	93%	92%	91%	90%	88%
82	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	92%	91%	89%
83	98%	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	91%	90%
84	98%	98%	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	91%
85	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%	93%	92%
86	98%	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%	93%
87	99%	98%	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%
88	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	96%	95%	94%
89	99%	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	95%	95%
90	99%	99%	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	95%

For ages not shown, appropriate factors will be provided.

Example:
Assume that the Annuitant is age 64 when she elects to begin receiving MAW payments and that at age 65 she would be eligible to receive single life MAW payments equal to $12,000 annually. Also assume she elects a Joint and Survivor
MGWB and her spouse is age 66. Using these assumptions, after adjustment of the single life MAW amount at age 65 for
Early Lifetime Withdrawal Commencement (see page XX) and application of the above Joint and Survivor Equivalency
Factors, the Annuitant and her spouse will be entitled to MAW payments each year in the amount of $9,804. ($12,000 * 0.95
(the percentage reduction for Early Lifetime Withdrawal Commencement at age 64) = $11,400; $11,400 * 0.86 (the
applicable Joint and Survivor Equivalency Factor for an Annuitant age 64 and a spouse age 66) = $9,804.)

As shown in this example, when making adjustments to the MAW, the MAW amount is first determined at the Annuitant’s age 65, that amount is then adjusted for Early or Deferred Lifetime Withdrawal Commencement, and then there is a subsequent adjustment using the Equivalency Factors above if a Joint and Survivor MGWB is elected.

40

Statement of Additional Information

Table of Contents Item

  General Information and History
  Variable Annuity Account B of ING Life Insurance and Annuity Company
  Offering and Purchase of Contracts
  Accumulation Unit Value
  Sales Material and Advertising
  Experts
  Consolidated Financial Statements of ING Life Insurance and Annuity Company
  Financial Statements of the Separate Account (Variable Annuity Account B) of ING Life Insurance and Annuity Company

Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the contract offered under this prospectus. Send the completed form to our Customer Service Center at P.O. Box 10450, Des
Moines, IA, 50306-0450.

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B, ING express RETIRMENT VARIABLE ANNUITY (333-167182). Please Print or Type:

_________________________________________________ Name _________________________________________________ Street Address _________________________________________________ City, State, Zip

41